UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 13, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VIMPELCOM REPORTS CONTINUED OPERATIONAL IMPROVEMENTS AND

INCREASED EPS IN 1Q15 RESULTS –

ON TRACK TO DELIVER 2015 TARGETS

KEY RESULTS AND DEVELOPMENTS IN 1Q15

•	Organic[1] results in line with management expectations; annual 2015 targets confirmed

•	Reported revenue and EBITDA[2] impacted by currency headwinds, down 30% YoY and 33% YoY respectively

•	Organic revenue and EBITDA decreased 2% YoY and 6% YoY respectively

•	Good operational performance with most business units in line or better than the market

•	Further debt optimization, realizing interest savings, improving currency mix and maturity profile

•	Mobile customer base increased 2% YoY[3] to 218 million

Amsterdam (May 13, 2015) – Netherlands based VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services, today announces financial and operating results for the quarter ended March 31, 2015.

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“Our reported revenue and EBITDA continue to be impacted by severe adverse currency movements. However, the first quarter results are in line with our expectations and most of our businesses show operational performance at par with or better than the markets we operate in. On an organic basis, service revenue declined 2% and EBITDA by 6% year on year, mainly as a result of the delayed launch of 3G services in Algeria and continuing market weakness in Italy. This was partly offset by service revenue growth in Bangladesh and Ukraine. During the quarter, we have successfully closed the transaction in Algeria, completed the sale of our towers in Italy, acquired a 3G license in Ukraine and launched 4G/LTE services in Georgia. Our customer base grew by 2% and we have made further progress in improving our debt structure. Across the Group, data revenue continues to grow in double digits, and we confirm our guidance for 2015. As the recently appointed Group CEO, I look forward to updating the market on our strategy in August.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

USD mln	1Q15	1Q14	Reported YoY		Organic[1] YoY
Total revenue	3,515	5,024	(30%)		(2%)
Service revenue	3,358	4,810	(30%)		(2%)
EBITDA[2]	1,396	2,088	(33%)		(6%)
EBITDA margin[2]	39.7%	41.6%	(1.9	pp)	(1.7	pp)
EBIT	879	924	(5%)
Net income attributable to VimpelCom shareholders	184	38	n.m
EPS, basic (USD)	0.11	0.02	n.m
Capital expenditures excl. licenses	407	725	(44%)
Operating cash flow (EBITDA less CAPEX)	989	1,363	(27%)
Net debt / LTM EBITDA[4]	2.4	2.4
Net debt / LTM EBITDA[4] excl. Italy	1.2	1.2
Total mobile customers (millions)[3]	218.1	213.3	2%

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EBITDA and EBITDA margin are non-GAAP financial measures. For reconciliation see Attachment D
3)	The numbers exclude customers in 1Q14 and 1Q15 of Wind Canada, CAR, Burundi and Zimbabwe
4)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction

For all definitions please see Attachment F

VimpelCom Ltd. 1Q 2015 | 1

ORGANIC GROWTH REVENUE AND EBITDA

	1Q15 vs 1Q14
	Service revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	0%	(44%)	(44%)	(2%)	(43%)	(45%)
Italy	(5%)	(17%)	(22%)	(5%)	(18%)	(23%)
Algeria	(11%)	(14%)	(25%)	(18%)	(14%)	(32%)
Pakistan	(4%)	2%	(2%)	(5%)	2%	(3%)
Bangladesh	10%	0%	10%	21%	0%	21%
Ukraine	5%	(60%)	(55%)	(11%)	(50%)	(61%)
Kazakhstan	0%	(9%)	(9%)	3%	(9%)	(6%)
Eurasia	3%	(11%)	(8%)	3%	(13%)	(10%)

Total	(2%)	(28%)	(30%)	(6%)	(27%)	(33%)

MOBILE CUSTOMERS

million	1Q15	1Q14	YoY
Russia	55.7	55.0	1%
Italy	21.4	22.0	(3%)
Algeria	18.7	17.6	6%
Pakistan	38.2	38.2	0%
Bangladesh	31.8	29.4	8%
Ukraine	26.1	25.6	2%
Kazakhstan	9.6	9.2	5%
Eurasia	16.6	16.5	1%

Total	218.1	213.3	2%

PRESENTATION OF FINANCIAL RESULTS

VimpelCom results presented in this earnings release are based on IFRS and have not been audited.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables may not be an exact arithmetic aggregation of the figures that precede or follow them.

VimpelCom Ltd. 1Q 2015 | 2

JEAN-YVES CHARLIER, CHIEF EXECUTIVE OFFICER, COMMENTS:

“VimpelCom’s foundation is strong, positioning us for an exciting and bright future. We have an attractive portfolio of market-leading businesses across three continents and a growing base of over 218 million customers who we proudly serve with innovative, cutting-edge technologies and services.

Our emerging markets focus, ability to leverage the knowledge and expertise we have gained through developing advanced data services in our more mature businesses, as well as a stronger emphasis on the transformation of our cost base means that we are well placed to improve our financial results. VimpelCom has strong market positions in its emerging markets portfolio and is in a unique position to capitalize on the new digital opportunities ahead of us.

The first quarter results indicate that we are on track to deliver our 2015 targets, despite the currency and geopolitical headwinds that we face. We are encouraged by the continuing growth in data that we are reporting, and we will continue to invest to support this demand. We are also encouraged by the NPS ratings many of our businesses have achieved in the quarter.

In Italy, we have completed the final stage of the refinancing and the business continues to outperform in a challenging market, with improving trends. Wind is a strong business with clear evidence of excellent customer loyalty.

In Russia, we saw encouraging signs of the turnaround of the business, with a further reduction in churn and year-on-year customer growth as well as strong performance in data revenue.

In our other businesses, Ukraine will be the last of our markets to launch 3G services and Kyivstar has made progress in the first quarter, with year-on-year customer and organic revenue growth, a sharp reduction in churn, and further strong growth in mobile data services - all this in spite of difficult market conditions. Bangladesh continued to see double-digit growth.

In our industry, rapid change presents challenges but also opportunities, and this is truer than ever in this digital age. At VimpelCom, we are ready to seize on these opportunities, as well as to capitalize on our position as the 7th largest integrated telecommunications company in the world. Going forward, it will become increasingly about speed, agility and innovation.

We will update shareholders on our strategy in August 2015. Our immediate focus will continue to be on the delivery of our targets for this year. At the same time, we will conduct our business with the highest standards of corporate governance and we will continue to embed a strong ethical culture across all of our markets. I look forward to reporting our progress at the next set of results.”

VimpelCom Ltd. 1Q 2015 | 3

STRATEGIC UPDATE AND MAIN EVENTS

•	New Group CEO appointed, strategic update to be provided with 2Q15 results

•	Successfully closed transaction in Algeria; USD 3.8 billion in net proceeds

•	Repaid USD 3.4 billion of debt

•	Italian tower sale completed; USD 0.7 billion in net proceeds

•	Concluded third and final stage of Italian refinancing

•	Acquired 3G license in Ukraine

•	4G/LTE services launched in Georgia

•	Annual 2015 targets confirmed

NEW GROUP CEO AND STRATEGIC UPDATE

The Supervisory Board of VimpelCom has appointed Jean-Yves Charlier as the new Group CEO, succeeding Jo Lunder, who has been with the Company for 15 years in various roles, the last four years as Group CEO. Jean-Yves plans to provide an update on the strategic direction of VimpelCom on August 6, 2015 in London alongside the presentation of 2Q15 results.

The Company expects to host its annual Analyst and Investor Conference on October 8 and 9 in London at which more details will be provided on the Group’s strategy and its medium term objectives.

SUCCESSFUL CLOSING OF ALGERIA TRANSACTION

On January 30, 2015, the Company announced the closing of the sale by GTH of a 51% interest in Omnium Telecom Algeria SpA (“OTA”) to the Algerian National Investment Fund, Fonds National d’Investissement (the “FNI”), for USD 2.6 billion. GTH will continue to exercise operational control over OTA and, as a result, both GTH and VimpelCom will continue to fully consolidate OTA. At closing, GTH terminated its international arbitration against the Algerian State initiated on April 12, 2012 and the parties settled the arbitration and all related claims. Total net proceeds, including OTA dividends in respect of the financial years 2008-2013 paid to GTH, net of all taxes and after the settlement of all outstanding disputes between the parties, including the payment of associated fines, amounted to approximately USD 3.8 billion and have been used by GTH to pay down existing shareholder loans provided by VimpelCom to GTH. VimpelCom has used the majority of these proceeds to pay down debt.

ITALIAN TOWER SALE

The Company has sold 90% of its shares in WIND’s fully owned subsidiary Galata S.p.A. (“Galata”) to Abertis Telecom Terrestre SAU for a total cash consideration of EUR 693 million. Galata is a tower business, comprised of, at the date of sale, 7,377 towers along with the relevant functions, employees and related contracts. As part of the sale agreement, WIND also entered into a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites that will be subsequently built by Galata hosting WIND equipment.

CAPITAL STRUCTURE IMPROVEMENTS

VimpelCom successfully completed a tender offer for its OJSC VimpelCom and OJSC VimpelCom guaranteed US dollar bonds. In total USD 1.8 billion of its outstanding bonds were acquired, reducing the Company’s gross debt position and its annual interest payments. In addition, holders of ruble denominated OJSC VimpelCom bonds exercised their put option for a total amount of RUB 35 billion (~USD 0.6 billion). Finally, the Company also repaid USD 0.5 billion of a Revolving Credit Facility.

WIND Italy completed the third and final stage of its debt refinancing. In 1Q15, out of EUR 1.8 billion of Senior Facility Agreement (SFA), WIND repaid EUR 1.1 billion and amended and restated the remainder with a new covenant lite structure, further optimizing its capital structure. The EUR 1.1 billion SFA repayment was performed utilizing part of the proceeds from the Galata transaction and Senior Secured Notes, issued by Wind Acquisition Finance.

The corporate financing activities completed in the last 12 months through 1Q15 will result in an annualized consolidated cash flow improvement of approximately USD 0.7 billion.

3G LICENSE IN UKRAINE

Kyivstar, the Company’s wholly owned and market leading subsidiary in Ukraine, has been awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band for a price of UAH 2.7 billion (~USD 100 million). The license fee was paid in full on April 1, 2015. Kyivstar will also invest a further UAH 715 million (~USD 26 million) for frequency conversion in three tranches. The first tranche of 50% was paid in April 2015, with the other tranches to be paid in 2017 and 2018.

VimpelCom Ltd. 1Q 2015 | 4

4G/LTE SERVICES LAUNCHED IN GEORGIA

In February, Beeline launched the first 4G/LTE network in Georgia, and this has already resulted in a strong uptake in mobile data customers. The 4G/LTE launch represents a technological leap from the previous 2G network, improving the Company´s competitive positioning. Beeline Georgia currently has the widest 4G/LTE network, covering more than 40% of the country’s population, and has introduced competitive commercial bundled tariffs.

ANNUAL 2015 TARGETS CONFIRMED

VimpelCom confirms its annual targets for 2015:

•	Service revenue of flat to low single digit organic[1] YoY decline

•	EBITDA margin flat to minus one percentage point organically[1] YoY

•	EPS[2] of USD 0.35—0.40

•	Capex/revenue of 20%

•	Net debt to EBITDA ratio for the Group of ~3.2x

•	Excluding Italy, the net debt to EBITDA ratio will be ~1.7x

1)	Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items such as liquidations and disposals
2)	EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares

VimpelCom Ltd. 1Q 2015 | 5

FINANCIAL AND OPERATING RESULTS 1Q15

•	Service revenue declined organically 2% YoY, in line with management expectations

•	EBITDA declined organically 6% YoY, mainly due to revenue decline

•	EBITDA margin of 39.7%, down 1.9 p.p. YoY; organically down 1.7 p.p. YoY

•	Net Income attributable to VimpelCom shareholders increased YoY

•	Strengthening local management team in Algeria

OPERATING FINANCIALS BY BUSINESS UNIT

USD mln	1Q15	1Q14	Reported YoY	Organic YoY
Service revenue	3,358	4,810	(30%)	(2%)
Russia	1,036	1,848	(44%)	0%
Italy	1,107	1,419	(22%)	(5%)
Algeria	320	428	(25%)	(11%)
Pakistan	236	241	(2%)	(4%)
Bangladesh	145	132	10%	10%
Ukraine	151	334	(55%)	5%
Kazakhstan	164	180	(9%)	0%
Eurasia	242	264	(8%)	3%
other	(43)	(36)
EBITDA	1,396	2,088	(33%)	(6%)
Russia	421	760	(45%)	(2%)
Italy	459	593	(23%)	(5%)
Algeria	169	247	(32%)	(18%)
Pakistan	96	99	(3%)	(5%)
Bangladesh	60	49	21%	21%
Ukraine	63	162	(61%)	(11%)
Kazakhstan	81	86	(6%)	3%
Eurasia	120	133	(10%)	3%
other	(73)	(41)
EBITDA margin	39.7%	41.6%	(1.9 pp )	(1.7 pp )

FINANCIAL AND OPERATING PERFORMANCE OVERVIEW

Total service revenue in 1Q15 declined organically by 2% YoY to USD 3.4 billion, in line with management expectations, mainly due to the delayed 3G launch in Algeria and continued market weakness in Italy, partly offset by good service revenue growth in Bangladesh and Ukraine.

Total mobile customers increased 4.8 million YoY to 218.1 million by the end of 1Q15, with the largest contribution to that growth coming from Bangladesh and Algeria.

EBITDA decreased organically 6% YoY to USD 1.4 billion reflecting the decline in revenue, higher network costs in Russia, externally influenced costs in Ukraine, and higher marketing costs in Algeria.

In Russia, service revenue declined organically by a marginal 0.3% YoY, due to a 0.5% decline in mobile service revenue, partly offset by 0.2% YoY growth in fixed-line service revenue. During 1Q15, the Company continued to execute on its strategic plan, focusing on driving Customer Excellence and implementing a cultural shift to become a customer-centric organization. As a result, VimpelCom has reported continued operational improvements during the last several quarters in both NPS and churn, leading to a growing customer base of 0.7 million YoY to 55.7 million.

However, the macro-economic slowdown and weakened ruble maintained its negative impact on revenue growth and profitability. EBITDA decreased 2% YoY to RUB 26.1 billion and the EBITDA margin decreased by 0.7 percentage points YoY to 39.4%. The decrease was primarily due to the negative effect of the year-on-year depreciation of the ruble against the US dollar on roaming and interconnect costs. Network related costs also increased as a result of the recent accelerated high-speed data network roll out. Excluding the negative effect of the weakened ruble, EBITDA growth was 5% YoY implying an EBITDA margin increase of 2.8 percentage points to 42.9%.

VimpelCom Ltd. 1Q 2015 | 6

In Italy, WIND outperformed in a weak and challenging mobile market. During the quarter, the market witnessed a further reduction in the overall number of customers, despite some visible signs of recovery. The Company expects that the market will continue to stabilize during the coming quarters. Mobile service revenue decreased 3% YoY in 1Q15 to EUR 705 million, displaying a 3 percentage points sequential QoQ improvement. Mobile data revenue grew by a strong 17% YoY to EUR 154 million, driven by a 16% YoY growth in mobile broadband customers to almost 11 million. In 1Q15, WIND’s mobile customer base declined 3% YoY to 21.4 million mainly due to a decrease in the number of secondary SIM cards previously used for specific on-net calls. EBITDA in 1Q15 decreased 5% YoY to EUR 406 million, with an improving trend. EBITDA margin was stable YoY at 37.7%, as a result of the cost efficiency measures put in place.

In Algeria, VimpelCom announced the successful closing of the sale by GTH of a 51% stake in Djezzy to the Fonds National d’Investissement (the “FNI”) for USD 2.6 billion. The Group believes that the partnership with the FNI strengthens Djezzy’s position and prospects, providing it with greater opportunities to build and strengthen Djezzy’s operations in Algeria. The closing of the transaction has enabled the Company to start a full transformation program for Djezzy, which will take from 12 to 18 months to complete. The Company is strengthening the local management team and will announce the appointment of an industry leading CEO, with significant transformation and operational experience, in due course.

The market continued to be challenging in 1Q15 with aggressive price competition. As a result, mobile service revenue decreased 11% YoY to DZD 30 billion, while its customer base increased by 6% YoY to 18.7 million. EBITDA decreased 18% YoY to DZD 16 billion due to revenue decline and higher marketing costs associated with the rebranding campaign. The Company reported a strong EBITDA margin of 52.3%.

In Pakistan, the government has put in place additional security measures, in particular biometric verifications for all mobile subscriptions, which required re-verification of all existing customers. During this SIM verification, a restriction on SIM sales was enforced through retail channels and the customer base declined 1% QoQ as a result. The SIM verification process had and will continue to have a negative effect on Mobilink’s customer base and revenue for the rest of the year, although the Company maintained its leading customer market share during the quarter. Mobilink’s mobile service revenue decreased 4% YoY, mainly due to lower VAS revenue, resulting from management’s decision to introduce a simplified charging regime, increased price competition and SIM re-verification activities, partly offset by strong mobile data revenue growth of 88% YoY. While pressure on revenue remains, cost efficiency initiatives launched by Mobilink have driven underlying EBITDA margin, excluding re-verification costs, to 41.5%, while reported EBITDA margin was 38.5%.

In Bangladesh, Banglalink reported another set of strong results following its successful turnaround with double-digit revenue and EBITDA YoY growth, further strengthening its market position. Mobile service revenue increased 10% YoY to BDT 11 billion, driven by both a 2% YoY growth in ARPU to BDT 119 and an 8% YoY growth in its customer base to 31.8 million. The increase in ARPU was mainly driven by higher data usage, which tripled YoY. EBITDA increased 21% YoY to BDT 5 billion, with an EBITDA margin of 40.6% driven by revenue increase and OPEX control initiatives, in particular HR and maintenance costs optimization.

In Ukraine, Kyivstar remains the clear market leader in a volatile and challenging macro-economic environment. Mobile service revenue grew 7% YoY to UAH 2.9 billion as a result of increased international incoming revenue, positively impacted by FOREX, as well as strong growth of mobile data revenue of 16% YoY to UAH 281 million. Mobile voice, guest roaming, VAS and messaging revenue declined due to more conservative customer spending behavior and decline in tourism in Ukraine, as well as the negative impact from switching off the network in Crimea. Kyivstar´s mobile customer base increased 2% YoY to 26.1 million, driven by YoY churn improvement and good customer acquisition primarily due to the Company’s high quality and stable mobile network. Fixed-line service revenue decreased 10% YoY to UAH 233 million due to a decline in transit traffic termination, partly offset by the growth in fixed residential broadband (FTTB) revenue. EBITDA decreased 11% YoY to UAH 1.3 billion and EBITDA margin declined 7.3 percentage points YoY to 41.3%. This decline was mainly attributable to external factors such as the FOREX effect on non-recoverable VAT expenses, maintenance and IT costs, frequency fees doubling from April 2014 and an increase in electricity tariffs.

In Kazakhstan, Beeline maintained its strong market position during the quarter, despite increasing competition, due to its attractive value proposition, network and distribution. Mobile service revenue declined 2% YoY to KZT 26.5 billion due to a 30% YoY reduction in MTR from KZT 11.2 to KZT 8. Excluding this MTR reduction, mobile service revenue would have increased by 2% YoY. EBITDA grew by 3% YoY and EBITDA margin increased 1.7 percentage points to 49.5%.

In Eurasia, consisting of VimpelCom’s operations in Uzbekistan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos, results were substantially impacted by currency headwinds, increasing competition and pressure on international interconnect revenue due to the macro-economic slowdown in Russia. Mobile service revenue increased organically 3% YoY, driven by solid results in Uzbekistan, while reported mobile service revenue decreased by 8% YoY to USD 224 million. Mobile data revenue grew 8% YoY to USD 43 million. The mobile customer base grew 1% YoY to 16.6 million with increases in Kyrgyzstan, Georgia and Armenia, while Uzbekistan’s customer base remained stable, despite a third operator starting operations in December 2014. EBITDA increased organically by 3% YoY, while reported EBITDA decreased 10% YoY to USD 120 million. EBITDA margin was strong at 49.5%, due to cost efficiency.

VimpelCom Ltd. 1Q 2015 | 7

INCOME STATEMENT ELEMENTS & CAPITAL EXPENDITURES

USD mln	1Q15	1Q14	Reported YoY		Organic YoY
Total revenue	3,515	5,024	(30%)		(2%)
Mobile service revenue	2,856	4,024	(29%)		(1%)
EBITDA	1,396	2,088	(33%)		(6%)
EBITDA margin	39.7%	41.6%	(1.9	pp)	(1.7	pp)
Depreciation and amortization	(885)	(1,164)	(24%)
Impairment loss	(98)	—	n.m.
Gain from sale of towers in Italy	466	—	n.m.
EBIT	879	924	(5%)
Financial income and expenses	(382)	(513)	(26%)
Net foreign exchange (loss)/gain and others	(53)	(165)	(68%)
Profit before tax	444	246	81%
Income tax expense	(271)	(174)	56%
Profit for the period	173	72	n.m
Net income attributable to VimpelCom shareholders	184	38	n.m

	1Q15	1Q14	YoY
Capex expenditures	460	735	(37%)
Capex expenditures excluding licenses	407	725	(44%)
Capex excl licenses/Revenue	12%	14%

EBIT was down 5% YoY and amounted to USD 879 million in 1Q15, impacted by the lower EBITDA, a net pre-tax gain of USD 466 million from the tower sale in Italy and USD 98 million of impairments related to Ukraine and Armenia. EBIT, excluding the aforementioned net positive impact of USD 368 million, is USD 511 million. The decrease in amortization costs, which is due to the declining amortization applied to intangible assets associated with customer relationships in Italy and Algeria also had a positive effect on the YoY comparison.

Profit before tax increased 81% YoY to USD 444 million primarily due to the refinancing in Italy and the positive effect of the weakening of ruble and euro against the US dollar, which resulted in decreased financial expenses and the positive effect from hedging, which offset foreign exchange losses as a result of local currencies depreciation.

Income tax expenses increased 56% YoY to USD 271 million due to higher profits and non-deductible expenses related to the tower sale in Italy.

Net income attributable to VimpelCom shareholders increased substantially YoY to USD 184 million due to an increase in profit before tax.

CAPEX decreased 37% YoY to USD 468 million in 1Q15 due to depreciation of the RUB, EUR and UAH against the USD. The Company plans to maintain its strategy to invest in high-speed data networks to capture mobile data growth, including the continued rollout of 4G/LTE networks in Russia and Italy and 3G networks in Algeria, Bangladesh, Pakistan and Ukraine. The Company expects to invest 20% of its annual revenue in 2015.

VimpelCom Ltd. 1Q 2015 | 8

STATEMENT OF FINANCIAL POSITION & CASH FLOW

USD mln	1Q15	4Q14		QoQ
Total assets	38,393	41,042	(6%)
Shareholders’ equity	5,494	5,006		10%
Gross debt	24,225	26,443		(8%)
Net debt	17,608	19,992		(12%)
Gross debt / LTM EBITDA[1]	3.3	3.3
Net debt / LTM EBITDA[1]	2.4	2.5
Net debt / LTM EBITDA[1] excl. Italy	1.2	1.2

USD mln	1Q15	1Q14		YoY
Net cash from operating activities	(764)	1,168		n.m.
Net cash from / (used in) investing activities	51	(1,211)		n.m.
Net cash from financing activities	1,136	200		n.m.

1)	Normalized LTM EBITDA excluding one-off charges related to the Algeria closing transaction

Total assets decreased 6% QoQ in 1Q15 to USD 38 billion primarily as a result of the depreciation of RUB, EUR, UAH and DZD against the USD.

Gross debt decreased 8% QoQ due to a repayment of USD 0.6 billion equivalent of RUB bonds at OJSC VimpelCom, the decrease in gross debt in Italy from refinancing using part of the proceeds from the tower sale in Italy of USD 0.5 billion, the Revolving Credit Facility repayment of USD 0.5 billion and further RUB and EUR depreciation against USD, partially offset by a drawdown under the loan facility in Algeria for USD 0.6 billion. For a detailed debt composition at the end of March 2015, please see Appendix B “Debt Overview”.

Net debt decreased 12% QoQ to USD 17.6 billion, mainly as a result of RUB and EUR depreciation against USD, proceeds from the Algeria sale and proceeds from the Italian tower sale. LTM EBITDA decreased by 9% QoQ, leading to the decrease QoQ in the net debt to EBITDA ratio from to 2.4x at the end of the first quarter. Excluding Wind Italy, which is ring-fenced and completely non-recourse, the net debt to EBITDA ratio at the end of the first quarter was 1.2x.

Net cash from operating activities was negative in 1Q15 due to the decline in underlying EBITDA and the one-off payment of the Bank of Algeria fine of DZD 99 billion (USD 1.1 billion) as well as one-off withholding tax related to the Algeria transaction of USD 0.2 billion. Cash from operating activities, excluding these one off payments was USD 0.6 billion.

Net cash from investing activities was positive in 1Q15 mainly due to the net proceeds from the tower sale in Italy of USD 0.7 billion. Net cash used in investing activities, excluding the Italy tower sale, was a negative USD 0.6 billion. In addition, lower investments in 1Q15 also positively impacted the YoY comparison.

Net cash from financing activities significantly improved YoY due to the net sale proceeds of USD 2.3 billion from closing the transaction in Algeria and a drawdown under the loan facility in Algeria for USD 0.6 billion. However the increase was partly offset by debt repayments, which included the repayment of USD 0.6 billion equivalent of RUB bonds at OJSC VimpelCom, refinancing in Italy using tower sale proceeds of USD 0.5 billion and the Revolving Credit Facility repayment of USD 0.5 billion.

VimpelCom Ltd. 1Q 2015 | 9

BUSINESS UNIT PERFORMANCE IN 1Q15

•	Russia

•	Italy

•	Algeria

•	Pakistan

•	Bangladesh

•	Ukraine

•	Kazakhstan

•	Eurasia

VimpelCom Ltd. 1Q 2015 | 10

RUSSIA – 1Q15

•	Continued operational improvements, with increasing NPS and improving churn

•	Mobile data revenue increased 18% YoY to RUB 10.4 billion

•	Mobile customer base expanded 1% YoY to 55.7 million

•	EBITDA excluding FOREX was up 5% YoY; reported EBITDA decreased 2% YoY to RUB 26.1 billion, mainly driven by currency headwinds;

•	EBITDA margin of 39.4%, excluding FOREX, up 2.8 p.p. YoY

The Russian Business Unit continued to execute on its plan in 1Q15, focusing on driving Customer Excellence and implementing a cultural shift to a customer-centric organization. As a result, the Company has reported continued operational improvements during the last several quarters in NPS and churn, leading to a growing customer base, while the macro-economic slowdown and weakened ruble maintained its negative impact on revenue growth and profitability.

Total revenue grew 0.2% YoY to RUB 66.3 billion, as a result of growing sales of devices and fixed-line service revenue, in part offset by declining mobile service revenue. Beeline’s mobile customer base expanded by 0.7 million YoY, marking the second consecutive quarter of YoY growth, as churn continued its positive trend, improving 5 percentage points YoY to an annualized rate of 63%. Mobile service revenue decreased 0.5% YoY to RUB 52.1 billion, due to declining mobile voice revenue, mainly as a result of the migration of existing customers to the Company’s current more attractive price plans. As a result, ARPU declined 2% YoY to RUB 305. The mobile voice revenue decline was partially offset by a 18% YoY increase in mobile data revenue to RUB 10.4 billion, which was driven by a growing mobile data customer base and a strong increase in mobile data traffic.

Fixed-line service revenue increased by 0.2% YoY to RUB 12.2 billion. YoY growth stabilized, as traffic termination revenue declined due to reduced international traffic. The fixed-line broadband customer base was stable YoY at 2.3 million, while fixed-line broadband ARPU increased 0.4% YoY to RUB 459. The Company´s strategy in the fixed-line business continues to be centered on increasing profitability in regions where it currently has significant market share.

EBITDA decreased 2% YoY to RUB 26.1 billion and EBITDA margin decreased 0.7 percentage points YoY to 39.4%. The decrease was primarily due to the negative effect of the year-on-year depreciation of the ruble against the US dollar on roaming and interconnect costs. Network related costs also increased as a result of the recent accelerated high-speed data network roll out. Excluding the negative cost effect of the weakened ruble, EBITDA would have grown 5% YoY and EBITDA margin would have increased 2.8 percentage points to 42.9%.

Beeline has achieved consistent improvements in customer perception during the last five quarters, almost closing the gap with its competitors in NPS. Actions to support NPS and stimulate mobile data revenue growth in 1Q15 were focused on continued offerings of the Beeline branded 3G smartphone, 4G/LTE Beeline Pro and Alcatel co-branded 4G/LTE smartphone, the Beeline Tablet, and the introduction of “Freemium”, offering free data usage for a limited period. The Company is also leading in customer satisfaction in spam control, website and self-service, and mobile internet quality. As a result, the Company was able to improve churn and grow its customer base YoY.

Beeline also continued to invest in high-speed data networks and is on track with its plans for the accelerated roll out of 4G/LTE, supported by the agreement with MTS for joint development and operation of 4G/LTE networks. The partnership is developing according to plan, providing the Company with 30% to 40% savings in construction costs, thereby creating material shareholder value. The Company increased the number of 3G base stations by 14% YoY to 31K and operates 4G/LTE in 52 regions in 1Q15.

VimpelCom Ltd. 1Q 2015 | 11

RUSSIA KEY INDICATORS

RUB mln	1Q15	1Q14	YoY
Total revenue	66,276	66,148	0%
Mobile service revenue	52,148	52,385	(0%)
Fixed-line service revenue	12,200	12,175	0%
EBITDA	26,130	26,548	(2%)
EBITDA margin	39.4%	40.1%	(0.7	pp)
Capex	5,425	11,486	(53%)
Capex/Revenue	8%	17%
Mobile
Total revenue	54,024	53,805	0%
- of which mobile data	10,362	8,755	18%
Customers (mln)	55.7	55.0	1%
- of which data users (mln)	32.0	28.7	11%
ARPU (RUB)	305	310	(2%)
MOU (min)	303	287	6%
MBOU	1,434	882	63%
Fixed-line
Total revenue	12,252	12,343	(1%)
Broadband revenue	3,168	3,187	(1%)
Broadband customers (mln)	2.3	2.3	0%
Broadband ARPU (RUB)	459	457	0%

VimpelCom Ltd. 1Q 2015 | 12

ITALY – 1Q15

•	Continued outperformance in mobile

•	Strong data revenue growth: mobile broadband up 17% YoY and fixed broadband up 2% YoY

•	Total revenue of EUR 1.1 billion; mobile service revenue down 3% YoY with trend improving versus previous quarters

•	EBITDA at EUR 406 million down 5% YoY, trend improving sequentially

•	Final step of refinancing successfully completed, annualized interest savings, including 2014 refinancing, of EUR 340 million

In 1Q15 WIND posted a solid performance in a weak and challenging market. During the quarter, the market witnessed a further reduction in the overall number of customers, even if some signs of recovery were visible. The Company expects that the market will continue to stabilize during the coming quarters.

Mobile service revenue decreased 3% YoY in 1Q15 to EUR 705 million, displaying a 3 percentage points sequential QoQ improvement. WIND’s mobile data revenue grew a strong 17% YoY to EUR 154 million, driven by a 16% YoY growth in mobile broadband customers to almost 11 million.

Total revenue in 1Q15 decreased 6% YoY to EUR 1.1 billion with service revenue declining 5%, confirming the improvement in trend versus previous quarters driven by better performance in the mobile segment. The service revenue decrease was driven by both the fixed-line and mobile businesses due to, respectively, the decline in fixed-line voice usage and the reduction in mobile customer base.

In 1Q15, mobile ARPU was stable YoY at EUR 10.9, an important result following more than 5 years of decline in the overall market mobile ARPU. Data ARPU, now accounting 40% of total mobile ARPU, increased 8% fully compensating the 6% decline in voice ARPU.

In 1Q15, WIND’s mobile customer base declined YoY to 21.4 million mainly due to a decrease in the number of secondary SIM cards previously used for specific on-net calls.

In fixed-line, service revenue decreased 9% YoY to EUR 278 million mostly due to the decline in the less profitable indirect customer base and continued decline in voice volumes resulting from fixed to mobile substitution. Fixed broadband revenue increased 2% YoY to EUR 140 million with both broadband LLU and dual-play customers growing by 3% YoY.

WIND’s EBITDA in 1Q15 decreased 5% YoY to EUR 406 million, with an improving rate of decline, and a reported EBITDA margin stable YoY (+0.1 p.p.) at 37.7%, as a result of the cost efficiency measures put in place.

In 1Q15, WIND invested EUR 172 million in expanding its 4G/LTE coverage, now reaching 38% of the population, as well as in increasing the capacity and coverage of the existing HSPA+ network.

In 1Q15, WIND completed the sale of 90% of the shares of its fully owned subsidiary Galata S.p.A. (“Galata”) to Cellnex Telecom (“Cellnex”), formerly named Abertis Telecom Terrestre SAU, receiving a total cash consideration of EUR 693 million. The transaction valuation was in the very high end of expectations. WIND has entered into a Tower Services Agreement for an initial term of 15 years with Galata for the provision of a broad range of services on the contributed sites and sites that will be subsequently built by Galata hosting WIND equipment.

In 1Q15, out of EUR 1.8 billion of Senior Facility Agreement (SFA), WIND repaid EUR 1.1 billion and amended and restated the remainder with a new covenant lite structure, further optimizing its capital structure. The EUR 1.1 billion SFA repayment was performed utilizing part of the proceeds from the Galata transaction and Senior Secured Notes, issued by Wind Acquisition Finance.

Over the last twelve months, with the combined effect of this last step of the refinancing and the two transactions completed in 2014, WIND has reduced its annual interest cost by approximately EUR 340 million and further optimized its maturity profile. In addition to these annualized interest savings, on April 29 WIND prepaid the final two instalments of the LTE debt towards the Italian State for a total amount of EUR 162 million from existing cash resources, which will result in a further interest saving in 2015.

VimpelCom Ltd. 1Q 2015 | 13

ITALY KEY INDICATORS

EUR mln	1Q15	1Q14	YoY
Total revenue	1,078	1,144	(6%)
Mobile service revenue	705	729	(3%)
Fixed-line service revenue	278	306	(9%)
EBITDA	406	430	(5%)
EBITDA margin	37.7%	37.6%	0.1	pp
Capex	172	137	26%
Capex /Revenue	16%	12%
Mobile
Total revenue	781	827	(6%)
Customers (mln)	21.4	22.0	(3%)
- of which data (mln)	10.9	9.3	16%
ARPU (EUR)	10.9	10.9	(0%)
MOU (min)	267	254	5%
MBOU	1,392	1,099	27%
Fixed
Total revenue	297	316	(6%)
Total voice customers (mln)	2.8	3.0	(4%)
ARPU (EUR)	27.9	29.8	(6%)
Broadband customers (mln)	2.2	2.2	1%
Broadband ARPU (EUR)	21.1	20.8	1%
Dual-play customers (mln)	2.0	1.9	3%

VimpelCom Ltd. 1Q 2015 | 14

ALGERIA – 1Q15

•	Mobile customer base expanded by 6% YoY to 18.7 million customers

•	NPS leadership due to the new brand campaigns and continued 3G rollout

•	Service revenue and EBITDA decreased by 11% and 18% YoY, respectively, due to the gap in 3G rollout and strong price competition

•	Strong EBITDA margin of 52.3% and an operating cash flow margin of 38.3%

In January 2015, VimpelCom announced the successful closing of the transaction in Algeria, the sale of a 51% interest to the Fonds National d’Investissement (the “FNI”). The partnership with the FNI strengthens Djezzy’s position and prospects with greater opportunities to build and strengthen its operation in Algeria. The closing of the transaction enabled the Company to start a full transformation program in Djezzy, which will take from 12 to 18 months to complete.

Following the launch of 3G in July 2014, Djezzy continues to grow its mobile customer base. In 1Q15, the customer base increased by 6% YoY to 18.7 million. In total, Djezzy had 2.1 million 3G customers1 at the end of 1Q15. Continued 3G rollout in the country supported by the rebranding campaigns has resulted in Djezzy’s NPS leadership.

The market continues to be challenging in 1Q15 with aggressive price competition. As a result, total revenue declined 10% YoY to DZD 30 billion, while mobile service revenue decreased 11% YoY to DZD 30 billion. Mobile ARPU decreased 16% YoY to DZD 528 due to the churn of high-value customers as a result of the delayed 3G services and migration of customers to the new and more attractive Djezzy offers and bundles. In 1Q15, Djezzy launched a new product GOOD, which offers a bonus on top-up to enhance the daily usage of SMS, data and voice services. In order to stimulate smartphone penetration Djezzy launched a new package of smartphone Sony E1 with 200 MB data per month valid for 3 months. In addition, Djezzy launched e-payment services through its website. As a result of the new initiatives, mobile data revenue tripled YoY to DZD 742 million.

EBITDA decreased 18% YoY to DZD 16 billion due to revenue decline and higher marketing costs associated with the rebranding campaigns, while structural OPEX remained stable. The Company reached a strong EBITDA margin of 52.3%.

Djezzy continued its investments in the high-speed 3G network. In 1Q15, CAPEX was DZD 4.2 billion and CAPEX to revenue was at 14%. At the end of 1Q15, Djezzy’s 3G services were available in 25 provinces, including the four largest provinces in terms of population.

ALGERIA KEY INDICATORS

DZD bln	1Q15	1Q14	YoY
Total revenue	30.0	33.5	(10%)
Mobile Service revenue	29.8	33.4	(11%)
EBITDA	15.7	19.2	(18%)
EBITDA margin	52.3%	57.4%	(5.1	pp)
Capex excl. licenses	4.2	4.7	(10%)
Capex excl. licences / revenue	14%	14%
Mobile
Customers (mln)	18.7	17.6	6%
- of which mobile data customers (mln)[1]	2.1	—	n.m.
ARPU (DZD)	528	629	(16%)
MOU (min)	175	201	(13%)
MBOU	320	7	n.m.

1)	3G customers include customers that have performed at least one mobile data event on 3G network in the previous four months

VimpelCom Ltd. 1Q 2015 | 15

PAKISTAN – 1Q15

•	Expected negative impact of SIM re-verification on performance

•	Service revenue decreased 4% YoY due to simplified charging regime of VAS and SIM re-verification activities

•	Notable increase in data revenue of 88% YoY and significant increase in MFS revenue

•	Improving underlying EBITDA margin of 41.5%, excluding SIM re-verification costs

The government has put in place additional security measures, in particular biometric verifications for all mobile subscriptions, which requires verification of all existing customers.

SIM re-verification was the main priority in 1Q15 for all operators. During this re-verification, a restriction on SIM sales was enforced through retail channels. The SIM verification activity had and will continue to have negative effect on Mobilink’s customer base and revenue for the rest of the year. However, in 1Q15, the Company maintained its leading customer market share.

Mobilink’s revenue decreased 3% YoY and mobile service revenue decreased 4% YoY mainly due to lower VAS revenue, resulting from management’s decision to introduce a simplified charging regime, and SIM re-verification activities. Mobile data revenue increased by 88% YoY due to accelerated 3G network expansion, attractive data bundles and MFS revenue almost doubled due to successful retail promotions along with increased active agent base and footprint. In addition, Mobilink received higher international incoming traffic after the strategic decision to exit from the International Clearing House (ICH), which resulted in higher international incoming revenue in 1Q15. However, the upside from international incoming revenue will not be available from March 2015 onwards due to the dissolution of the ICH.

The customer base was flat YoY and decreased 1% QoQ, due to restriction in sales through retail channels and blocking of unverified SIMs as a result of the SIM re-verification. Improving customer perception and increasing NPS are the main priorities for Mobilink. The Company continues to focus on price simplicity and transparency and improvements in network quality perception.

ARPU decreased 6% YoY as a result of price dilution in an aggressive market as competitors actively matched offers, partly offset by increased minutes of use from customers.

Whilst pressure on the revenue remains, cost efficiency initiatives have driven underlying EBITDA margin, excluding re-verification costs, to 41.5%, while reported EBITDA margin was 38.5%. In particular the Company obtained significant savings in utility costs in 1Q15.

CAPEX in 1Q15 decreased to PKR 2.6 billion as the 2G network modernization completed in 2014. However, the Company continues to invest in high-speed 3G network rollout.

PAKISTAN KEY INDICATORS

PKR bln	1Q15	1Q14	YoY
Total revenue	25.3	26.0	(3%)
Mobile Service revenue	24.0	24.9	(4%)
EBITDA	9.7	10.2	(5%)
EBITDA margin	38.5%	39.5%	(1.0	pp)
Capex excl. licenses	2.6	5.5	(53%)
Capex excl. licenses / revenue	10%	21%
Mobile
Customers (mln)	38.2	38.2	0%
- of which mobile data customers (mln)	14.8	12.5	18%
ARPU (PKR)	203	216	(6%)
MOU (min)	301	213	41%
MBOU	297	54	n.m.

VimpelCom Ltd. 1Q 2015 | 16

BANGLADESH – 1Q15

•	Continued double digit growth of service revenue and EBITDA by 10% and 21% YoY respectively, despite unstable macroeconomic situation

•	Customer base expanded 8% YoY to 31.8 million due to NPS leadership and improved churn

•	Mobile data usage tripled

•	Continued customer and revenue market share growth

Banglalink continued to strengthen its market position in 1Q15, demonstrating strong performance with double-digit YoY growth. However, the countrywide ongoing political turmoil, with 48 days of strikes in 1Q15, had an adverse effect on customer acquisition and customer ability to top-up and therefore on the Company’s revenue and network rollout.

However, Banglalink continues to successfully execute on its strategy. Firstly, the Company focused on customer acquisition through attractive simple offers that enhance price perception. Secondly, Banglalink launched customer re-activation promotions that stimulate data usage.

In 1Q15, Banglalink’s total revenue increased 10% YoY to BDT 11 billion and mobile service revenue also increased 10% YoY driven by both a 2% YoY growth in ARPU to BDT 119 and an 8% YoY growth in customer base to 31.8 million. Increase in ARPU was mainly driven by higher data usage, which has tripled YoY.

Banglalink maintained its leading position in NPS in the market. The superior customer experience is a result of strengthened network, attractive 3G offers and affordable smartphone promotions.

In 1Q15, the Company’s EBITDA increased 21% YoY to BDT 4.6 billion, with an EBITDA margin of 40.6% driven by revenue increase and OPEX control initiatives, in particular HR and maintenance costs optimization.

CAPEX was down to BDT 0.9 billion and CAPEX to revenue stood at 8% in 1Q15, as 2G coverage and modernization projects were completed in 2014. The further rollout of 3G was delayed by the 48 days of national strikes.

BANGLADESH KEY INDICATORS

BDT bln	1Q15	1Q14	YoY
Total revenue	11.4	10.4	10%
Mobile Service revenue	11.3	10.2	10%
EBITDA	4.6	3.8	21%
EBITDA margin	40.6%	36.9%	3.6	pp
Capex excl. licenses	0.9	2.1	(55%)
Capex excl. licenses / revenue	8%	20%
Mobile
Customers (mln)	31.8	29.4	8%
- of which mobile data customers (mln)	12.9	10.3	25%
ARPU (BDT)	119	117	2%
MOU (min)	199	188	6%
MBOU	66	22	195%

VimpelCom Ltd. 1Q 2015 | 17

UKRAINE – 1Q15

•	Kyivstar is the clear market leader in a challenging and volatile environment

•	Mobile service revenue increased 7% YoY; mobile data revenue grew 16% YoY

•	Annualized churn improved 7pp YoY to 22%; mobile customer base increased 2% YoY to 26.1 million

•	EBITDA declined 11% YoY to UAH 1.3 billion, with an EBITDA margin of 41.3%

•	3G license paid; continued investments in 3G network

Kyivstar remains the clear market leader in a volatile and challenging economic and political market. The Company has been able to improve churn, grow its customer base and increase service revenue YoY in 1Q15.

Total revenue increased 5% YoY to UAH 3.1 billion, driven by growth in mobile service revenue, in part offset by declining fixed-line service revenue. Mobile service revenue grew 7% YoY to UAH 2.9 billion as a result of increased international incoming revenue, positively impacted by FOREX, as well as strong growth of mobile data revenue of 16% YoY to UAH 281 million. The growth in mobile data revenue was driven by increasing smartphone penetration, now at 25%, new data offers and the implementation of a regional approach in daily data usage pricing. Mobile voice, guest roaming, VAS and messaging revenue declined due to more conservative customer spending behavior and lower rates of tourism in Ukraine, as well as the negative impact from switching off the network in Crimea in August 2014.

Kyivstar’s mobile customer base increased 2% YoY to 26.1 million, driven by YoY churn improvement and good customer acquisition primarily due to the Company’s high quality and stable mobile network. The Company has reported 4 consecutive quarters of churn improvement, showing a decline of 7 percentage points YoY to a healthy annualized level of 22%. Mobile ARPU increased 4% YoY to UAH 36.

Fixed-line service revenue decreased 10% YoY to UAH 233 million due to a decline in termination transit traffic,

partly offset by the growth in fixed residential broadband (FTTB) revenue, which continued to outgrow the market, increasing 3% YoY to UAH 117 million. This increase was driven by 5% growth YoY in the fixed broadband customer base to 827 thousand, which was partially offset by a decline in fixed broadband ARPU of 3% YoY to UAH 48.

EBITDA decreased 11% YoY to UAH 1.3 billion and EBITDA margin declined 7.3 percentage points YoY to 41.3%. This decline was mainly attributable to external factors such as the FOREX effect on maintenance and IT costs, non-recoverable VAT expenses affected by currency devaluation, frequency fees doubling from April 2014 and an increase in electricity tariffs. The Company continues to implement cost efficiency measures as part of the Operational Excellence program to support EBITDA margins.

Kyivstar has been awarded one of three licenses to provide nationwide 3G services in the 2100 MHz band for a price of UAH 2.7 billion (~USD 110 million). The license fee was paid in full on April 1, 2015. Kyivstar will also invest a further UAH 715 million (~USD 26 million) for frequency conversion in three tranches. The first tranche of 50% was paid in April 2015, with the other tranches to be paid in 2017 and 2018.

1Q15 CAPEX excluding licenses more than doubled YoY to UAH 742 million, mainly due to investments in the 3G network and the Company expects to launch 3G services in the second half of 2015.

VimpelCom Ltd. 1Q 2015 | 18

UKRAINE KEY INDICATORS

UAH mln	1Q15	1Q14	YoY
Total revenue	3,092	2,942	5%
Mobile service revenue	2,851	2,677	7%
Fixed-line service revenue	233	259	(10%)
EBITDA	1,278	1,430	(11%)
EBITDA margin	41.3%	48.6%	(7.3	pp)
Capex excl. licenses	742	305	144%
Capex excl. licenses / revenue	24%	10%
Mobile
Total operating revenue	2,859	2,682	7%
Customers (mln)	26.1	25.6	2%
ARPU (UAH)	36	35	4%
MOU (min)	536	498	8%
Fixed-line
Total operating revenue	233	260	(10%)
Broadband revenue	117	114	3%
Broadband customers (mln)	0.8	0.8	5%
Broadband ARPU (UAH)	48	49	(3%)

VimpelCom Ltd. 1Q 2015 | 19

KAZAKHSTAN – 1Q15

•	Mobile service revenue declined 2% YoY, mainly driven by the MTR reduction and increased competition; Excluding MTR reduction mobile service revenue increased 2% YoY

•	Fixed-line service revenue grew 9% YoY to KZT 3.7 billion

•	Mobile data revenue grew 38% YoY to KZT 5.5 billion

•	Customer base expanded 5% YoY to 9.6 million

•	EBITDA grew 3% YoY to KZT 15.0 billion; EBITDA margin increased 1.7 pp YoY to 49.5%

Beeline maintained its strong market position during the quarter, despite the market becoming increasingly competitive, as a result of the Company’s attractive value proposition, network and distribution. The Company expects the increased competition will remain during 2015.

Total revenue decreased 1% YoY to KZT 30.3 billion, due to a 2% YoY decline in mobile service revenue, partly offset by a 9% YoY growth in fixed-line service revenue.

The decrease in mobile service revenue to KZT 26.5 billion was driven by a 30% YoY reduction in MTR to KZT 8 from KZT 11.2 and increased competition. Excluding this MTR reduction, mobile service revenue would have been increasing by 2% YoY. The mobile customer base grew 5% YoY to 9.6 million whilst the bundle penetration in the customer base was 50%, helping stimulate mobile data usage. Beeline continued to increase its market share in mobile data during the quarter, demonstrating a 38% YoY revenue growth to KZT 5.5 billion which was supported by strong small screen mobile data revenue growth.

Additional initiatives to stimulate mobile data usage are centered around the attractive offerings of 3G devices and OTT partnerships.

ARPU decreased 7% YoY to KZT 898, mainly due to the MTR reduction and declining voice revenue reflecting the competitive market. This was partly compensated by the growth in mobile data ARPU. Annualized churn stood at 56%, up 5 percentage points YoY, as a result of high gross additions in previous quarters.

The strong growth in fixed-line service revenue was due to the increasing FTTB revenue, mainly driven by a 10% YoY customer base growth and increasing B2B and B2O revenue.

EBITDA grew by 3% YoY and EBITDA margin increased 1.7 percentage points to 49.5%, mainly due to the decrease in interconnect cost and savings in capacity rent, partly offset by increased OPEX related to an adjustment of technical maintenance of software from CAPEX to OPEX.

CAPEX was KZT 1.2 billion in 1Q15, and 1Q15 LTM CAPEX to revenue stood at 14%.

KAZAKHSTAN KEY INDICATORS

KZT mln	1Q15	1Q14	YoY
Total revenue	30,284	30,453	(1%)
Mobile Service revenue	26,537	26,976	(2%)
Fixed-line service revenue	3,707	3,412	9%
EBITDA	14,981	14,558	3%
EBITDA margin	49.5%	47.8%	1.7	pp
Capex	1,239	1,637	(24%)
Capex / revenue	4%	5%
Mobile
Total revenue	26,564	27,009	(2%)
Mobile customers (mln)	9.6	9.2	5%
- of which mobile data customers (mln)	5.2	5.2	(0%)
Mobile ARPU (KZT)	898	969	(7%)
MOU (min)	273	293	(7%)
MBOU	414	222	87%
Fixed-line
Total revenue	3,720	3,444	8%
Broadband revenues	2,189	1,863	17%
Broadband customers (mln)	0.2	0.2	11%
Broadband ARPU (KZT)	3,726	3,650	2%

VimpelCom Ltd. 1Q 2015 | 20

EURASIA1 – 1Q15

•	Mobile service revenue increased organically by 3% YoY, driven by solid results in Uzbekistan

•	Mobile customer base expanded 1% YoY to 16.6 million

•	Mobile data revenue organic growth of 8% YoY

•	EBITDA reached USD 120 million, an organic increase of 3% YoY; Strong EBITDA margin of 49.5%

•	Solid results in Uzbekistan, launch of 4G/LTE in Georgia

The Company’s results in Eurasia are substantially impacted by currency headwinds, increasing competition and pressure on international interconnect revenue due to the macro-economic slowdown in Russia. However, mobile data revenue growth was strong, especially in Uzbekistan and Kyrgyzstan. EBITDA margins and cash flows were also robust as a result of efficiencies achieved through the Company´s Operational Excellence and Capital Efficiency programs.

Total revenue increased organically 3% YoY, while total reported revenue declined 9% YoY to USD 243 million, due to currency devaluation in all countries. Mobile service revenue increased organically 3% YoY driven by solid results in Uzbekistan, while reported mobile service revenue decreased by 8% YoY to USD 224 million. Mobile data revenue grew 8% YoY to USD 43 million. The mobile customer base grew 1% YoY to 16.6 million with increases in Kyrgyzstan, Georgia and Armenia, while Uzbekistan’s customer base remained stable, despite the third operator starting operations in December 2014.

The Company reported improvements in annualized churn in Uzbekistan, Armenia and Kyrgyzstan.

EBITDA increased organically by 3% YoY while reported EBITDA decreased 10% YoY to USD 120 million. EBITDA margin was strong at 49.5%, due to cost efficiency.

The following analysis of the performance in the operating units is in local currencies except when stated otherwise.

UZBEKISTAN

Beeline reported solid results in Uzbekistan, as operations were not yet significantly impacted by the market entry of the third mobile operator in December 2014. As mentioned in form 20-F 2014, the Company changed the functional currency of the operations in Uzbekistan from the U.S. dollar to the Uzbek som (“UZS”). Mobile service revenue increased by 13% YoY to UZS 405.5 billion driven by a 14% YoY improvement in ARPU to UZS 12,819, while the customer base decreased by 1% YoY to 10.4 million. Annualized churn improved 2 percentage points YoY to 47%. The ARPU increase was mainly driven by a solid 24% YoY increase in mobile data revenue to UZS 84.1 billion. EBITDA in 1Q15 stood at UZS 256.6 billion, resulting in a strong EBITDA margin of 62.7%. The entrance of the third mobile operator in the market is expected to impact the Company’s 2015 results. In addition, a fourth operator entered the market in April 2015, further increasing competition. Beeline aims to maintain its leading market position in Uzbekistan by focusing on customer retention and high value customers.

KYRGYZSTAN

Mobile service revenue in Kyrgyzstan increased 17% YoY to KGS 2.3 billion mainly due to increasing interconnect revenue as a result of increased traffic and FOREX, but also as a result of growth in mobile data revenue of 28% YoY. However, this was partially offset by declining voice revenue as a result of declining prices and the migration of customers to the Company’s more attractive price plans, as the macro-economic slowdown is impacting consumer behavior. The mobile customer base increased 4% YoY to 2.7 million due to Beeline´s on-net and data offerings. Annualized churn improved 17 percentage points YoY as a result of the leading position in NPS, supported by the high quality network and attractive pricing.

EBITDA increased 39% and EBITDA margin increased by 8.4 percentage points to 53.6% due to the growth in interconnect revenue and the Company’s continuing effective OPEX and commercial cost control.

1)	Eurasia consists of VimpelCom’s operations in Uzbekistan, Kyrgyzstan, Armenia, Tajikistan, Georgia and Laos

VimpelCom Ltd. 1Q 2015 | 21

ARMENIA

In Armenia, the economy is slowing down and the country is facing currency headwinds. Mobile service revenue in Armenia decreased 3% YoY to AMD 5.4 billion in 1Q15 due to a decline in voice revenue. Mobile data revenue grew 11% YoY to AMD 633 million. NPS dynamics in Armenia improved for the second consecutive quarter due to improvements in network quality and customer service. As a result, annualized churn improved 5 percentage points to 38% in 1Q15 and mobile customer base increased by 13% YoY to 0.8 million. Fixed-line service revenue decreased 11% YoY, mainly due to a decline in voice revenue and the reduction in the customer base.

EBITDA declined 12% YoY and EBITDA margin decreased by 1.4 percentage points to 35.2%, due to the declining revenue.

TAJIKISTAN

The environment in Tajikistan is challenging with increasing competition and currency headwinds. Mobile service revenue decreased 15% YoY to USD 26 million in 1Q15 as a result of lower incoming international traffic due to less migrants abroad, as a result of the economic slowdown in the region. The customer base declined by 2% YoY to 1.3 million, while ARPU decreased 14% YoY to USD 6.8. The EBITDA margin stood at a healthy 52.8% as a result of cost efficiencies.

GEORGIA

The Company’s mobile service revenue decreased by 11% YoY to GEL 26 million mainly as a result of the cancellation of the asymmetrical MTR from GEL 0.11 to GEL 0.035 and declining interconnect revenue.

Despite the lack of mobile data offering during the start of the quarter, the Company grew its mobile customer base 15% YoY to 1.3 million due to its attractive customer value proposition. ARPU declined 23% YoY to GEL 7.

EBITDA decreased 50% YoY to GEL 4 million and EBITDA margin decreased 12 percentage points YoY to 14.2%, mainly due to the cancellation of the asymmetrical MTR.

In February, Beeline launched the first 4G/LTE network in Georgia, which has already resulted in a strong uptake in mobile data customers. The 4G/LTE launch represents a technological leap from the previous 2G networks, improving the Company´s competitive positioning. Beeline Georgia currently has the widest 4G/LTE network, covering more than 40% of the country’s population, and has introduced competitive commercial bundled tariffs. As a result, customer experience is expected to improve during 2015 and mobile data revenue growth is expected to show strong results during the remainder of this year.

LAOS

In Laos, mobile service revenue decreased 30% YoY to LAK 39.1 billion, due to a 38% YoY decrease of the customer base. Mobile data revenue declined 19% YoY to LAK 12.1 billion. EBITDA decreased 16% YoY to LAK 16.1 billion due to the decrease in revenue, partly offset by cost control measures. EBITDA margin increased 10.1 percentage points YoY to 38.5%

EURASIA KEY INDICATORS

USD mln	1Q15	1Q14	YoY
Total revenue	243	266	(9%)
Mobile service revenue	224	242	(8%)
Fixed-line service revenue	18	21	(17%)
EBITDA	120	133	(10%)
EBITDA margin	49.5%	50.0%	(0.5	pp)
Capex	45	29	59%
Capex/Revenue	19%	11%
Mobile
Customers (mln)	16.6	16.5	1%
- of which mobile data customers (mln)	8.2	8.5	(3%)
Fixed
Broadband customers (mln)	0.2	0.2	(4%)
Broadband revenue	5	6	(22%)

VimpelCom Ltd. 1Q 2015 | 22

CONFERENCE CALL INFORMATION

On May 13, 2015 the Company will host an analyst & investor conference call on its 1Q15 results at 2:00 pm CET. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:00 pm CET investor and analyst conference call

US call-in number: +1 (877) 616-4476

Confirmation Code: 36877862

International call-in number: + 1 (402) 875-4763

Confirmation Code: 36877862

The conference call replay and the slide presentations webcast will be available until May 20, 2015.

The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay

US Replay Number: +1 (855) 859-2056

Confirmation Code: 36877862

International Replay Number: +1 (404) 537-3406

Confirmation Code: 36877862

CONTACT INFORMATION

INVESTOR RELATIONS Gerbrand Nijman / Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	MEDIA AND PUBLIC RELATIONS Artem Minaev / Rozzyn Boy pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 1Q 2015 | 23

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, anticipated benefits from the Algeria and Galata transactions, anticipated interest cost savings, operational and network development and network investment, expectations regarding its 4G/LTE agreement with MTS, anticipated benefits from 3G services in Ukraine and 4G/LTE services in Georgia, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The forward looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom, headquartered in Amsterdam, is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh, Pakistan and Zimbabwe. VimpelCom’s operations around the globe cover territory with a total population of approximately 740 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “WIND”, “Infostrada” “Mobilink”, “banglalink”, “Telecel”, and “Djezzy” brands. As of March 31, 2015 VimpelCom had 218 million mobile customers on a combined basis. VimpelCom is traded on the NASDAQ Global Stock Market under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

VimpelCom Ltd. 1Q 2015 | 24

CONTENT OF THE ATTACHMENTS

Attachment A	VimpelCom Ltd Interim Financial Schedules	26

Attachment B	Debt Overview	29

Attachment C	Country units key indicators Eurasia	31

Attachment D	Reconciliation Tables Average Rates of Functional Currencies to USD	32

Attachment E	WIND Telecomunicazioni group condensed financial statement of income	34

Attachment F	Definitions	35

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook1Q2015.xls on VimpelCom’s website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 1Q 2015 | 25

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

USD mln	1Q15	1Q14
Total operating revenue	3,515	5,024
of which other revenue	59	105
Operating expenses
Service costs, equipment and accessories	851	1,228
Selling, general and administrative expenses	1,268	1,708
Depreciation	584	758
Amortization	286	394
Impairment loss	98	—
Loss on disposals of non-current assets	15	12
Gain from sale of towers in Italy	(466)	—
Total operating expenses	2,636	4,100
Operating profit	879	924
Finance costs	394	527
Finance income	(12)	(14)
Other non-operating losses/(gains)	(73)	36
Shares of loss of associates and joint ventures accounted for using the equity method	3	37
Net foreign exchange (gain)/ loss	123	92
Profit before tax	444	246
Income tax expense	271	174
Profit for the period	173	72
Non-controlling interest	(11)	34
Net income attributable to VimpelCom shareholders	184	38

VimpelCom Ltd. 1Q 2015 | 26

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD mln	31 March 2015	31 December 2014
Assets
Non-current assets
Property and equipment	10,461	11,849
Intangible assets	6,786	7,717
Goodwill	9,307	10,285
Investments in associates and joint ventures	333	265
Deferred tax asset	462	575
Income Tax advances, non-current	75	91
Financial assets	1,350	602
Other non-financial assets	26	26
Total non-current assets	28,800	31,410
Current assets
Inventories	129	117
Trade and other receivables	1,778	1,886
Other non-financial assets	635	797
Current income tax asset	248	219
Other financial assets	301	266
Cash and cash equivalents	6,499	6,342
Total current assets	9,590	9,627
Assets classified as held for sale	3	5

Total assets	38,393	41,042

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	5,494	5,006
Non-controlling interests	243	(1,030)
Total equity	5,737	3,976
Non-current liabilities
Debt	20,673	23,654
Other financial liabilities	335	282
Provisions	627	527
Other non-financial liabilities	362	401
Deferred tax liability	1,196	1,637
Total non-current liabilities	23,193	26,501
Current liabilities
Trade and other payables	3,451	4,007
Debt	3,552	2,789
Other financial liabilities	389	399
Other non-financial liabilities	1,759	1,930
Current income tax payable	103	72
Provisions	209	1,368
Total current liabilities	9,463	10,565
Liabilities associated with assets held for sale	—	—

Total equity and liabilities	38,393	41,042

VimpelCom Ltd. 1Q 2015 | 27

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL SCHEDULES

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

USD mln	1Q15	1Q14
Operating activities
Profit after tax	173	72
Income tax expenses	271	174
Profit before tax	444	246
Non-cash adjustment to reconcile profit before tax to net operating cash flows:
Depreciation	584	758
Amortization	286	394
Impairment loss	98	—
Loss/(Gain) From disposal of non current assets	(451)	11
Finance income	(12)	(14)
Finance cost	394	527
Other non operating losses / (Gains)	(73)	37
Net foreign exchange loss / (gain)	123	92
Share of loss of associates and joint ventures	3	36
Movements in provisions and pensions	(1,136)	29
Changes in working capital	(251)	(62)
Net interest paid	(440)	(667)
Net interest received	11	15
Income tax paid	(344)	(234)
Net cash from operating activities	(764)	1,168
Proceeds from sale of property and equipment	729	—
Proceeds from sale of intangible assets	1	2
Purchase of property, plant and equipment	(500)	(1,023)
Purchase of licenses	(28)	(15)
Purchase of other intangible assets	(114)	(136)
Outflow for loan granted	(100)	(39)
Inflow from loan granted	2	—
Inflows/(outflows) from financial assets	61	(2)
Receipt of dividends	—	2
Net cash used in investing activities	51	(1,211)
Gross proceeds from borrowings	1,870	995
Fees paid for the borrowings	(16)	(11)
Repayment of borrowings	(2,986)	(774)
Dividends paid to equity holders	—	(10)
Dividends paid to non-controlling interests	(57)	—
Proceeds from sale of non-controlling interests	2,325	—
Net cash from financing activities	1,136	200
Net increase in cash and cash equivalents	423	157
Net foreign exchange difference	(266)	(71)
Cash and cash equivalent at beginning of period	6,342	4,454
Cash and cash equivalent at end of period	6,499	4,540

VimpelCom Ltd. 1Q 2015 | 28

ATTACHMENT B: DEBT OVERVIEW

as at 31 March 2015	Type of debt	Interest rate	Outstanding debt (mln)	Maturity date	Guarantor
VimpelCom Holdings B.V.	Notes	6.25%	USD 500(1)	March 1, 2017	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	7.50%	USD 1,500(2)	March 1, 2022	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	9.00%	USD 205 (RUB 12,000)	February 13, 2018	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	5.20%	USD 600(3)	February 13, 2019	OJSC VimpelCom
VimpelCom Holdings B.V.	Notes	5.95%	USD 1,000(4)	February 13, 2023	OJSC VimpelCom
VimpelCom Amsterdam B.V.	Loan from China Development Bank Corp.	6 month LIBOR plus 3.30%	USD 498	December 21, 2020	OJSC VimpelCom
VimpelCom Amsterdam B.V.	Loan from HSBC Bank plc	1.72%	USD 238	July 31, 2022	EKN, OJSC VimpelCom
VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	1 month LIBOR plus 3.25%	USD 500	April 17, 2017	None
VimpelCom Amsterdam B.V.	Loan from OAO “Alfa-Bank”	1 month LIBOR plus 3.25%	USD 500	May 3, 2017	None
OJSC VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	USD 600(5)	May 23, 2016	None
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	9.13%	USD 1,000(8)	April 30, 2018	None
OJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	6.49%	USD 500(7)	February 2, 2016	None
OJSC VimpelCom	Loan from VIP Finance Ireland Limited (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.75%	USD 1,000(8)	February 2, 2021	None
OJSC VimpelCom	Loan from VC-Invest (funded by the RUB denominated bonds by VC-Invest)	8.3%	USD 342 (RUB 20,000)	October 13, 2015	OJSC VimpelCom
OJSC VimpelCom	Loan from Sberbank	9.00%(9)	USD 1,052 (RUB 61,500)	April 11, 2018	None
OJSC VimpelCom	Loan from Sberbank	8.75% (9)	USD 44 (RUB 2,560)	December 16, 2015	None
OJSC VimpelCom	Loan from Sberbank	10,75% (9)	USD 428 (RUB 25,000)	May 29, 2017	None
OJSC VimpelCom	Loan from HSBC Bank PLC	3 month MosPRIME plus 1.05%	USD 39 (RUB 2,268)	November 30, 2017	EKN
OJSC VimpelCom	Loan from Unicredit Bank AG	AB SEK Rate plus 0.75%	USD 31	June 15, 2016	EKN
OJSC VimpelCom	Loan from HSBC Bank PLC and Nordea Bank AB (publ)	3 month MosPRIME plus 1.00%	USD 66 (RUB 3,873)	April 30, 2019	EKN
WIND Telecomunicazioni S.p.A.	Senior facilities	6 month EURIBOR plus 4.25%(10)	USD 751 (EUR 700)	November 26, 2019	Wind Telecomunicazioni S.p.A.

VimpelCom Ltd. 1Q 2015 | 29

ATTACHMENT B: DEBT OVERVIEW (CONTINUED)

as at 31 March 2015	Type of debt	Interest rate	Outstanding debt (mln)	Maturity date	Guarantor
WIND Telecomunicazioni S.p.A.	Debt vs. Italian Government (4G/LTE)	Rendistato plus 1.0%	USD 174 (EUR 162)	October 3, 2016(11)	None
WIND Telecomunicazioni S.p.A.	Terna Debt	10.05%	USD 141 (EUR 131)	December 31, 2035	None
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 5.25%	USD 161 (EUR 150)	April 13, 2019	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	6.50%	USD 550	April 30, 2020	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Notes	7.00%	USD 1,878 (EUR 1,750)	November 30, 2017	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Notes	7.38%	USD 2,800	June 15, 2016	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	4.00%	USD 2,656 (EUR 2,475)	April 30, 2019	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	4.75%	USD 1,900	July 15, 2020	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.00%	USD 617 (EUR 575)	July 15, 2020	Wind Telecomunicazioni S.p.A.
WIND Acquisition Finance S.A.	Senior Secured Notes	3 month EURIBOR plus 4.12%	USD 429 (EUR 400)	July 15, 2020	Wind Telecomunicazioni S.p.A.
Pakistan Mobile Communications Limited (“PMCL”)	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	USD 54 (PKR 5,500)	November 28, 2017	None
PMCL	Syndicated loan via MCB Bank Limited	6 month KIBOR plus 1.25%	USD 69 (PKR 7,000)	May 16, 2019	None
PMCL	Loan from Habib Bank Limited	6 month KIBOR plus 1.15%	USD 44 (PKR 4,500)	May 16, 2019	None
PMCL	Loan from United Bank Limited	6 month KIBOR plus 1.10%	USD 39 (EUR 4,000)	May 16, 2021	None
Banglalink Digital Communications Ltd. (“BDC”)	Senior Notes	8.63%	USD 300	May 6, 2019	None
BDC	Facility Standard Chartered Bank	8.25%-8.50%	USD 54 (BDT 4,195)	April 29, 2016	None
Omnium Telecom Algeria SpA	Syndicated Loan Facility	Bank of Algeria Re-Discount Rate plus 2.00%	USD 512 (DZD 50,000)	September 30, 2019	None
Other loans, equipment financing and capital lease obligations			USD 453

1)	USD 151 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 349 mln
2)	USD 220 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 1,280 mln
3)	USD 29 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 571 mln
4)	USD 17 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 983 mln
5)	USD 334 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 266 mln
6)	USD 501 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 499 mln
7)	USD 236 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 264 mln
8)	USD 349 mln was tendered and settled on April 2, 2015. Outstanding principal amount after tender settlement is USD 651 mln
9)	On March 2, 2015, Sberbank notified OJSC VimpelCom of an increase in fixed interest rates (to between 14.50% and 16.25% with effect from June 1, 2015) in accordance with the terms of the credit facility agreements between OJSC VimpelCom and Sberbank. The actual amount of any increase in interest rates is subject to discussion between the parties.
10)	Interest on the all tranches of the senior facility is based on EURIBOR for loans in Euros and LIBOR for loans in any other currency. Also interest rate margins may be reduced based on specified improvement in leverage ratios.
11)	The debt against the Italian Government for 4G/LTE was fully prepaid on April 29, 2015.

VimpelCom Ltd. 1Q 2015 | 30

ATTACHMENT C: EURASIA COUNTRY UNITS KEY INDICATORS

UZBEKISTAN

UZS bln	1Q15	1Q14	YoY
Total revenue	409	363	13%
Mobile service revenue	405	358	13%
Fixed-line service revenue	3	4	(15%)
EBITDA	257	234	10%
EBITDA margin	62.7%	64.4%	(1.7 pp	)
Capex	0	46	(100%)
Capex / Revenue	0%	13%
Mobile
Customers (mln)	10.4	10.4	(1%)
ARPU (UZS)	12,819	11,293	14%
MOU (min)	491	465	6%

ARMENIA

AMD mln	1Q15	1Q14	YoY
Total revenue	12,528	13,672	(8%)
Mobile service revenue	5,355	5,519	(3%)
Fixed-line service revenue	6,943	7,766	(11%)
EBITDA	4,415	4,997	(12%)
EBITDA margin	35.2%	36.6%	(1.4	pp)
Capex	975	501	95%
Capex / Revenue	8%	4%
Mobile
Customers (mln)	0.8	0.7	13%
ARPU (AMD)	2,229	2,589	(14%)
MOU (min)	341	365	(7%)

TAJIKISTAN

USD mln	1Q15	1Q14	YoY
Total revenue	26	31	(14%)
Mobile service revenue	26	31	(15%)
EBITDA	14	14	(3%)
EBITDA margin	52.8%	46.6%	6.2	pp
Capex	0	2	(70%)
Capex / Revenue	2%	5%
Mobile
Customers (mln)	1.3	1.3	(2%)
ARPU (USD)	7	8	(14%)
MOU (min)	263	278	(6%)

GEORGIA

GEL mln	1Q15	1Q14	YoY
Total revenue	30	33	(7%)
Mobile service revenue	26	30	(11%)
Fixed-line service revenue	3	2	102%
EBITDA	4	9	(50%)
EBITDA margin	14.2%	26.2%	(12.0	pp)
Capex	83	3	n.m.
Capex / Revenue	275%	9%
Mobile
Customers (mln)	1.3	1.1	15%
ARPU (GEL)	7	9	(23%)
MOU (min)	226	214	6%

VimpelCom Ltd. 1Q 2015 | 31

KYRGYZSTAN

KGZ mln	1Q15	1Q14	YoY
Total revenue	2,340	1,988	18%
Mobile service revenue	2,318	1,975	17%
EBITDA	1,253	899	39%
EBITDA margin	53.6%	45.2%	8.4	pp
Capex	168	159	6%
Capex / Revenue	7%	8%
Mobile
Customers (mln)	2.7	2.6	4%
ARPU (KGZ)	281	248	14%
MOU (min)	261	294	(11%)

ATTACHMENT D: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM

USD mln	1Q15	1Q14
Unaudited
EBITDA	1,396	2,088
Depreciation	(584)	(758)
Amortization	(286)	(394)
Impairment loss	(98)	—
Loss on disposals of non-current assets	(15)	(12)
Gain from sale of towers in Italy	466	—
EBIT	879	924
Financial Income and Expenses	(382)	(513)
- including finance income	12	14
- including finance costs	(394)	(527)
Net foreign exchange gain / (loss) and others	(53)	(165)
- including Other non-operating gains / (losses)	73	(36)
- including Shares of loss of associates and joint ventures accounted for using the equity method	(3)	(37)
- including Net foreign exchange gain / (losses)	(123)	(92)
EBT	444	246
Income tax expense	271	174
Profit for the year	173	72
Profit/(loss) for the year attributable to non-controlling interest	(11)	34
Profit for the year attributable to the owners of the parent	184	38

VimpelCom Ltd. 1Q 2015 | 32

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT

USD mln	1Q15	4Q14	3Q14
Net debt	17,608	19,992	21,736
Cash and cash equivalents	6,499	6,342	5,852
Long-term and short-term deposits	118	109	126
Gross debt	24,225	26,443	27,714
Interest accrued related to financial liabilities	371	410	402
Fair Value adjustment	49	29	8
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(75)	(106)	(104)
Other liabilities at amortized costs	271	259	249
Derivatives designated as hedges	108	89	106
Total debt and other financial liabilities	24,949	27,124	28,375

RECONCILIATION OF CONSOLIDATED LTM EBITDA ADJUSTED

USD mln	1Q15 LTM	1Q14 LTM
Unaudited
EBITDA	7,277	8,000
Add back provisions related to the 51% sale in Algeria	50	1,266
LTM EBITDA adjusted	7,327	9,266

OPERATING CASH FLOW (EBITDA—CAPEX EXCL. LICENSES) RECONCILIATION

USD mln	1Q15	1Q14
Unaudited
Operating cash flow (EBITDA—CAPEX)	982	1,363
CAPEX excl. licenses	414	725
EBITDA	1,396	2,088
Changes in working capital and other	(1,387)	(34)
Net interest paid	(429)	(652)
Income tax paid	(344)	(234)
Net cash from operating activities	(764)	1,168

RATES OF FUNCTIONAL CURRENCIES TO USD1

	Average rates			Closing rates
	1Q15	1Q14	YoY	1Q15	4Q14	QoQ
Russian Ruble	62.19	34.96	77.9%	58.46	56.26	3.9%
Euro	0.89	0.73	21.7%	0.93	0.83	12.7%
Algerian Dinar	93.21	78.01	19.5%	97.70	87.92	11.1%
Pakistan Rupee	101.41	103.55	(2.1%)	101.93	100.52	1.4%
Bangladeshi Taka	77.85	77.67	0.2%	77.81	77.93	(0.2%)
Ukrainian Hryvnia	21.12	8.86	138.3%	23.44	15.77	48.7%
Kazakh Tenge	184.58	169.77	8.7%	185.65	182.35	1.8%
Uzbekistan Som	2,450.60	2,221.80	10.3%	2,490.20	2,422.40	2.80%
Armenian Dram	477.11	410.87	16.1%	471.13	474.97	(0.8%)
Kyrgyz Som	60.82	51.92	17.1%	63.87	58.89	8.5%
Georgian Lari	2.07	1.75	18.5%	2.23	1.86	19.5%

1)	Functional currency in Tajikistan is USD

VimpelCom Ltd. 1Q 2015 | 33

ATTACHMENT E: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	1Q15	1Q14	YoY
Total Revenue	1,078	1,144	(6%)
EBITDA	406	430	(5%)
D&A	189	(307)	n.m.
EBIT	596	122	n.m.
Financial Income and expenses	(77)	(230)	(67%)
EBT	519	(108)	n.m.
Income Tax	(62)	(11)	n.m.
Net loss	456	(119)	n.m.

VimpelCom Ltd. 1Q 2015 | 34

ATTACHMENT F: DEFINITIONS

ARPU (Average Revenue per User) is calculated by dividing service revenue for the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from visitors roaming, connection fees, sales of handsets and accessories and other non-service revenue, by the average number of customers during the period and dividing by the number of months in that period. For Business Unit Italy visitors roaming revenue is included into service revenue for ARPU calculation.

Data customers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly Internet access using FTTB and xDSL technologies as well as mobile Internet access via WiFi and USB modems using 2.5G/3G/4G/HSPA+ technologies. Italian Business Unit measure fixed data customers based on the number of active contracts signed, mobile data include customers that have performed at least one mobile Internet event in the previous month. Russian Business Unit includes IPTV activities. For Kazakhstan and Eurasia subsidiaries mobile data customers are those who have performed at least one mobile Internet event in the three-month period prior to the measurement date. For Algeria data customers are 3G customers who have performed at least one mobile data event on 3G network in the previous four months.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA is a non-GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation, amortization, loss from disposal of non-current assets and impairment loss. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenue or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable IFRS financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by total revenue, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MBOU (Megabyte of use) is calculated by dividing the total data traffic by the average mobile data customers during the period

VimpelCom Ltd. 1Q 2015 | 35

MFS (Mobile financial services): is a variety of innovative services, such as mobile commerce or m-commerce, that use a mobile phone as the primary payment user interface and allow mobile customers to conduct money transfers to pay for goods at an online store, make utility payments, pay fines and state fees, loan repayments, domestic and international remittances, pay mobile insurance and purchase tickets for air and rail travel, all via their mobile phone.

MNP (Mobile number portability) is a facility provided by telecommunications operators, which enables customers to keep their telephone numbers when they change operators.

Mobile customers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile customers also includes SIM-cards for use of mobile Internet service via USB modems and customers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date.

MOU (Monthly Average Minutes of Use per User) is generally calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile customers during the period and dividing by the number of months in that period. Algeria, Pakistan and Bangladesh units measure MOU based on billed minutes

Net debt is a non-GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedges. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable IFRS financial measures, is presented above in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction.

OPEX, operational expenses, represents service costs and selling, general and administrative expenses.

Organic growth in revenue and EBITDA are non-GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as businesses under liquidation, disposals, mergers and acquisitions.

Underlying growth Revenue and EBITDA also excludes MTR reductions and one-offs. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments: the Company identified Russia, Italy, Algeria, Pakistan, Bangladesh, Ukraine and Eurasia based on the business activities in different geographical areas. Intersegment revenue is eliminated in consolidation.

Service costs represent costs directly associated with revenue generating activity such as traffic related expenses, cost of content and sim-cards as well as cost of handsets, telephone equipment and accessories sold.

Selling, general and administrative expenses represent expenses associated with customer acquisition and retention activities, network and IT maintenance, regular frequency payment, professional and consulting support, rent of premises, utilities, personnel and outsourcing as well as other general and administrative expenses. These expenses do not include personnel costs that have been capitalized as part of long-lived assets.

VimpelCom Ltd. 1Q 2015 | 36

1Q15 Earnings Presentation

Amsterdam – May 13, 2015

Jean-Yves Charlier – CEO
Andrew Davies – CFO

© VimpelCom Ltd 2015

VimpelCom

1

2015 Ltd 1Q15 Earnings Presentation VimpelCom © Amsterdam – May 13, 2015 Jean-Yves Charlier – CEO Andrew Davies – CFO 1

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to, among other things, the Company’s anticipated performance, future market developments and trends, anticipated benefits from the Algeria and Galata transactions, anticipated interest cost savings and benefits from the capital structure optimization/financing improvements, operational and network development and network investment, and the Company’s ability to realize its targets and strategic initiatives in the various countries of operation. The forward-2015 looking statements included in this presentation are based on management’s best assessment of the Company’s Ltd strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets, government investigations and/or VimpelCom litigation with third parties. Certain factors that could cause actual results to differ materially from those discussed in © any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The forward looking statements speak only as of the date hereof, and the Company disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. 2

New Group CEO – Jean-Yves Charlier

Strategic update planned for August 6, 2015

© VimpelCom Ltd 2015

VimpelCom

3

New Group CEO – Jean-Yves Charlier 2015 Ltd VimpelCom © Strategic update planned for August 6, 2015 3

Strategic high lights • Successful closing of Algeria transaction • Repaid USD 3.4 billion of debt 2015 • Italian tower sale completed Ltd • Concluded 3rd and final stage of refinancing in Italy VimpelCom • Acquired 3G license in Ukraine © • 4G/LTE services launched in Georgia • On track to deliver 2015 targets 4

1Q15 Financial highlights

Service revenue
(USD billion)

3.4

- 2% organic[2] YoY
- 30% reported YoY

Mobile customers
(million)

218

+ 4.8 million YoY

EBITDA
(USD billion)

1.4

- 6% organic[2] YoY
- 33% reported YoY

EBITDA margin[1]
(%)

39.7

- Organic results in line with management expectations
- Marginal organic decline in service revenue:
  - Delayed 3G launch in Algeria
  - Continued market weakness in Italy
- EBITDA margin decreased organically in line with expectations:
  - Higher network costs in Russia
  - External influenced cost increases in Ukraine
- Strong mobile customer growth in most markets
- Reported results impacted by currency headwinds

© VimpelCom Ltd 2015

5

VimpelCom

1Q15 Financial highlights Service revenue Mobile customers • Organic results in line with management (USD billion) (million) expectations • Marginal organic decline in service revenue: 3.4 218—Delayed 3G launch in Algeria —Continued market weakness in Italy 2015—2% organic2 YoY • EBITDA margin decreased organically in line Ltd + 4.8 million YoY —30% reported YoY with expectations: —Higher network costs in Russia VimpelCom—External influenced cost increases in Ukraine © EBITDA EBITDA margin1 • Strong mobile customer growth in most (USD billion) (%) markets • Reported results impacted by currency 1.4 39.7 headwinds —6% organic2 YoY—1.7 p.p. organic2 YoY —33% reported YoY—1.9 p.p. reported YoY 1. EBITDA margin is EBITDA divided by total revenue; EBITDA and EBITDA margin are non-GAAP financial measures – reconciliations are included in the Appendix 5 2. Revenue and EBITDA organic growth are non-GAAP financial measures that exclude the effect of foreign currency translation and certain items such as liquidations and disposals

Business Unit Performance 1Q15

© VimpelCom Ltd 2015

6

VimpelCom

2015 Business Unit Performance Ltd VimpelCom 1Q15 © 6

Russia: Continued operational improvements

RUB BILLION, UNLESS STATED OTHERWISE

Service revenue

-0.3% YoY
64.6
70.6
64.3
1Q14
4Q14
1Q15
Mobile
Fixed-line

Mobile customers
(million)

+1% YoY
55.0
55.7
1Q14
1Q15

EBITDA and EBITDA margin

-2% YoY
26.5
27.0
26.1
40.1%
36.6%
39.4%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

-53% YoY
11.5
5.4
17%
8%
1Q14
1Q15

- Continued improvements in NPS and churn led to sequential YoY growth in mobile customers
- Stable revenue market share
- Mobile data revenue grew 18% YoY
- EBITDA decreased 2% YoY, mainly due to negative effect of ruble weakness on costs. Excluding currency headwinds, EBITDA would have increased 5% YoY
- 4G/LTE network sharing project according to plan, reducing construction costs by 30-40%

Beeline

VimpelCom

© VimpelCom Ltd 2015

7

Russia: Continued operational improvements RUB BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Continued improvements in NPS and -0.3% YoY +1% YoY churn led to sequential YoY growth in 70.6 mobile customers 64.6 64.3 55.0 55.7 • Stable revenue market share 2015 • Mobile data revenue grew 18% YoY Ltd mainly • EBITDA decreased 2% YoY, due 1Q14 4Q14 1Q15 1Q14 1Q15 to negative effect of ruble weakness on VimpelCom¡ Mobile ¡ Fixed-line costs. Excluding currency headwinds, © EBITDA and EBITDA would have increased 5% YoY CAPEX and EBITDA margin CAPEX/revenue • 4G/LTE network sharing project -2% YoY -53% YoY according to plan, reducing construction costs by 30-40% 26.5 27.0 26.1 11.5 40.1% 36.6% 39.4% 17% 5.4 8% 1Q14 4Q14 1Q15 1Q14 1Q15 7

Italy: Continued outperformance in mobile

EUR MILLION, UNLESS STATED OTHERWISE

Service revenue

-5% YoY
1,035
1,038
983
1Q14
4Q14
1Q15
Mobile
Fixed-line

Mobile customers
(million)

-3% YoY
22.0
21.4
1Q14
1Q15

EBITDA and EBITDA margin

-5% YoY
430
418
406
37.6%
37.3%
37.7%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

26% YoY
137
172
12%
16%
1Q14
1Q15

- Mobile service revenue declined by 3% YoY - a significant trend improvement versus previous quarters
- Mobile data revenue increased 17% YoY with data users increasing 16% YoY
- EBITDA decreased 5% with YoY trend improving sequentially
- Stable EBITDA margin YoY
- Final stage of refinancing successfully concluded & tower sale completed
- Total annualized interest savings from refinancing of ~ EUR 340 million

WIND

VimpelCom

© VimpelCom Ltd 2015

8

Italy: Continued outperformance in mobile EUR MILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Mobile service revenue declined by 3% -5% YoY -3% YoY YoY—a significant trend improvement versus previous quarters 1,035 1,038 983 22.0 21.4 YoY • Mobile data revenue increased 17% 2015 with data users increasing 16% YoY Ltd • EBITDA decreased 5% with YoY trend 1Q14 4Q14 1Q15 1Q14 1Q15 improving sequentially VimpelCom¡ Mobile ¡ Fixed-line • Stable EBITDA margin YoY © EBITDA and • Final stage of refinancing successfully CAPEX and EBITDA margin CAPEX/revenue concluded & tower sale completed -5% YoY 26% YoY • Total annualized interest savings from 172 refinancing of ~ EUR 340 million 430 418 406 137 37.6% 37.3% 37.7% 16% 12% 1Q14 4Q14 1Q15 1Q14 1Q15 8

Algeria: Transformation to take 12 to 18 months

DZD BILLION, UNLESS STATED OTHERWISE

Service revenue

-11 % YoY
33.4
33.5
29.8
1Q14
4Q14
1Q15

Mobile customers
(million)

+6% YoY
17.6
18.7
1Q14
1Q15

EBITDA and EBITDA margin

-18% YoY
19.2
16.8
15.7
57.4%
49.8%
52.3%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

-10% YoY
4.7
4.2
14%
14%
1Q14
1Q15

- Market leader in very attractive growth market, with a strong local partner
- Strengthening local management team
- Clear leader in NPS[1] with continued QoQ customer base growth
- EBITDA decreased due to revenue decline and higher marketing costs
- Continued roll out of 3G, now launched in 25 regions
- Results expected to remain under pressure in 2015

© VimpelCom Ltd 2015

9

Algeria: Transformation to take 12 to 18 months DZD BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Market leader in very attractive growth -11 % YoY +6% YoY market, with a strong local partner 33.4 18.7 33.5 29.8 17.6 • Strengthening local management team • Clear leader in NPS1 with continued 2015 QoQ customer base growth Ltd • EBITDA decreased due to revenue 1Q14 4Q14 1Q15 1Q14 1Q15 decline and higher marketing costs VimpelCom • Continued roll out of 3G, now launched © EBITDA and CAPEX and in 25 regions EBITDA margin CAPEX/revenue • Results expected to remain under –18% YoY -10% YoY pressure in 2015 19.2 4.7 16.8 4.2 15.7 57.4% 52.3% 49.8% 14% 14% 1Q14 4Q14 1Q15 1Q14 1Q15 9 1 NPS (Net Promoter Score) is the methodology VimpelCom uses to measure customer satisfaction

Pakistan: Operational improvements

PKR BILLION, UNLESS STATED OTHERWISE

Service revenue

-4 % YoY
24.9
24.3
24.0
1Q14
4Q14
1Q15

Mobile customers
(million)

+0% YoY
38.2
38.2
1Q14
1Q15

EBITDA and EBITDA margin[1]

+2% YoY
10.2
10.1
10.4
39.5%
41.5%
41.5%
1Q14
4Q14
1Q15

= SIM re-verification costs of ~ PKR 0.7 bln

CAPEX and CAPEX/revenue

-53% YoY
5.5
2.6
21%
10%
1Q14
1Q15

- 2G network modernization completed; continued investment in mobile data network
- Revenue pressure due to simplified VAS charging and SIM re-verification
- Strong mobile data revenue and mobile financial services growth YoY
- Continued improvements in NPS, maintained leading customer market share
- Underlying EBITDA margin of 41.5%, benefiting from power cost savings

Mobilink

© VimpelCom Ltd 2015

10

VimpelCom

Pakistan: Operational improvements PKR BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • 2G network modernization completed; –4 % YoY +0% YoY continued investment in mobile data 38.2 38.2 network 24.9 24.0 24.3 • Revenue pressure due to simplified 2015 VAS charging and SIM re-verification Ltd • Strong mobile data revenue and 1Q14 4Q14 1Q15 1Q14 1Q15 mobile financial services growth YoY VimpelCom • Continued improvements in NPS, © EBITDA and CAPEX and maintained leading customer market share EBITDA margin1 CAPEX/revenue +2% YoY -53% YoY • Underlying EBITDA margin of 41.5%, 10.2 benefiting from power cost savings 10.1 10.4 5.5 21% 2.6 39.5% 41.5% 41.5% 10% 1Q14 4Q14 1Q15 1Q14 1Q15 = SIM re-verification costs of ~ PKR 0.7 bln 10 1 In 1Q15 reported EBITDA margin was 38.5% as reported EBITDA includes SIM re-verification costs of ~ PKR 0.7 bn; reported EBITDA was PKR 9.7 bn, a decline of 5% YoY

Bangladesh: Continued double digit growth

BDT BILLION, UNLESS STATED OTHERWISE

Service revenue

+10 % YoY
10.2
11.2
11.3
1Q14
4Q14
1Q15

Mobile customers
(million)

+8% YoY
29.4
31.8
1Q14
1Q15

EBITDA and EBITDA margin

+21% YoY
3.8
4.6
4.6
36.9%
40.8%
40.6%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

-55% YoY
2.1
0.9
20%
8%
1Q14
1Q15

- Continued customer and revenue market share gains
- Continued double digit revenue growth YoY despite unstable macro environment
- EBITDA increased 21% YoY driven by revenue growth and cost efficiencies
- Banglalink maintained its leading NPS, continued improvement in churn
- Banglalink had strong growth in mobile data usage
- CAPEX impacted by 48 days of strikes

© VimpelCom Ltd 2015

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VimpelCom

Bangladesh: Continued double digit growth BDT BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Continued customer and revenue +10 % YoY +8% YoY market share gains 10.2 11.2 11.3 31.8 • Continued double digit revenue growth 29.4 YoY despite unstable macro 2015 environment Ltd • EBITDA increased 21% YoY driven by 1Q14 4Q14 1Q15 1Q14 1Q15 revenue growth and cost efficiencies VimpelCom • Banglalink maintained its leading NPS, © EBITDA and CAPEX and continued improvement in churn EBITDA margin CAPEX/revenue • Banglalink had strong growth in +21% YoY -55% YoY mobile data usage 4.6 4.6 • CAPEX impacted by 48 days of strikes 3.8 2.1 40.8% 40.6% 36.9% 20% 0.9 8% 1Q14 4Q14 1Q15 1Q14 1Q15 11

Ukraine: Solid results in a challenging environment

UAH BILLION, UNLESS STATED OTHERWISE

Service revenue

+5% YoY
2.9
3.1
3.1
1Q14
4Q14
1Q15
Mobile
Fixed-line

Mobile customers
(million)

+2% YoY
25.6
26.1
1Q14
1Q15

EBITDA and EBITDA margin

-11% YoY
1.4
1.3
1.3
48.6%
42.3%
41.3%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

+239% YoY
0.3
10%
1.0
33%
1Q14
1Q15

- YoY customer and mobile service revenue growth, despite challenging & volatile environment
- Improvement in annualized churn of 7 p.p. YoY
- Mobile data revenue growth 16% YoY
- EBITDA and EBITDA margin declined mainly due to external factors
- Continued 3G roll out, launch expected in 2H15

KYIVSTAR

VimpelCom

© VimpelCom Ltd 2015

12

Ukraine: Solid results in a challenging environment UAH BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • YoY customer and mobile service +5% YoY +2% YoY revenue growth, despite challenging & volatile environment 3.1 3.1 25.6 26.1 2.9 • Improvement in annualized churn of 7 2015 p.p. YoY Ltd • Mobile data revenue growth 16% YoY 1Q14 4Q14 1Q15 1Q14 1Q15 • EBITDA and EBITDA margin declined VimpelCom¡ Mobile ¡ Fixed-line mainly due to external factors © EBITDA and CAPEX and • Continued 3G roll out, launch expected EBITDA margin CAPEX/revenue in 2H15 -11% YoY +239% YoY 1.4 1.3 1.3 1.0 48.6% 42.3% 41.3% 33% 0.3 10% 1Q14 4Q14 1Q15 1Q14 1Q15 12

Kazakhstan: Strong position in competitive market

KZT BILLION, UNLESS STATED OTHERWISE

Service revenue

-0.5% YoY
30.4
34.9
30.2
1Q14
4Q14
1Q15
Mobile
Fixed-line

Mobile customers
(million)

+5% YoY
9.2
9.6
1Q14
1Q15

EBITDA and EBITDA margin

+3% YoY
14.6
47.8%
14.1
40.2%
15.0
49.5%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

-24% YoY
1.6
5%
1.2
4%
1Q14
1Q15

- Strong position as a result of attractive customer propositions, network and distribution
- Excluding MTR reductions mobile service revenue increased 2% YoY
- Mobile data revenue grew 38% YoY
- Fixed-line service revenue grew 9% YoY
- EBITDA margin positively impacted by MTR reduction
- Increased competitive environment expected to remain in 2015

Beeline

VimpelCom

© VimpelCom Ltd 2015

13

Kazakhstan: Strong position in competitive market KZT BILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Strong position as a result of attractive -0.5% YoY +5% YoY customer propositions, network and 30.4 34.9 30.2 distribution 9.2 9.6 • Excluding MTR reductions mobile service 2015 revenue increased 2% YoY Ltd • Mobile data revenue grew 38% YoY 1Q14 4Q14 1Q15 1Q14 1Q15 • Fixed-line service revenue grew 9% YoY ¡ Mobile ¡ Fixed-line margin positively impacted by VimpelCom • EBITDA © EBITDA and CAPEX and MTR reduction EBITDA margin CAPEX/revenue • Increased competitive environment +3% YoY -24% YoY expected to remain in 2015 14.6 15.0 14.1 1.6 47.8% 49.5% 1.2 40.2% 5% 4% 1Q14 4Q14 1Q15 1Q14 1Q15 13

Eurasia[1]: Increased competition

USD MILLION, UNLESS STATED OTHERWISE

Service revenue

Reported -8% YoY
Organic +3% YoY
263
290
242
21
21
18
242
268
224
1Q14
4Q14
1Q15
Mobile
Fixed-line

Mobile customers
(million)

+1% YoY
16.5
16.6
1Q14
1Q15

EBITDA and EBITDA margin

Reported -10% YoY
Organic +3% YoY
133
134
120
50.0%
46.4%
49.5%
1Q14
4Q14
1Q15

CAPEX and CAPEX/revenue

+59% YoY
29
45
11%
19%
1Q14
1Q15

- Mobile service revenue increased organically 3% YoY mainly due to solid results in Uzbekistan
- Mobile data revenue growth of 8% YoY
- Churn improved YoY in Uzbekistan, Armenia and Kyrgyzstan
- 4G/LTE launched in Georgia
- Increasing competition in Uzbekistan in 2015 (from 2 to 4 player market)

© VimpelCom Ltd 2015

14

Eurasia1: Increased competition USD MILLION, UNLESS STATED OTHERWISE Service revenue Mobile customers (million) • Mobile service revenue increased Reported -8% YoY Organic +3% YoY +1% YoY organically 3% YoY mainly due to solid 263 290 242 16.5 16.6 results in Uzbekistan 21 21 18 • Mobile data revenue growth of 8% YoY 268 2015 242 224 • Churn improved YoY in Uzbekistan, Ltd Armenia and Kyrgyzstan 1Q14 4Q14 1Q15 1Q14 1Q15 • 4G/LTE launched in Georgia ¡ Mobile ¡ Fixed-line Increasing competition in Uzbekistan VimpelCom • © EBITDA and CAPEX and in 2015 (from 2 to 4 player market) EBITDA margin CAPEX/revenue Reported -10% YoY +59% YoY Organic +3% YoY 133 134 120 45 50.0% 49.5% 29 46.4% 19% 11% 1Q14 4Q14 1Q15 1Q14 1Q15 14 1 Eurasia consists of our operations in Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, Georgia and Laos

1Q15 Income statement USD million 1Q15 1Q14 YoY Revenue 3,515 5,024 (30%) • Organic decline of 2% due to the delayed 3G launch in Algeria, continued market of which service revenue 3,358 4,810 (30%) weakness in Italy, partly offset by growth in Bangladesh, Ukraine and Eurasia EBITDA 1,396 2,088 (33%) • Organic decline of 6% mainly driven by revenue decline, additional network costs in Russia, externally influenced cost increases in Ukraine and higher marketing EBITDA Margin 39.7% 41.6% (1.9pp) costs in Algeria • Decrease in D&A due to local currency depreciation and decrease in amortization D&A (885) (1,164) (24%) 2015 costs due to reduction in the charge on customer relationships in Italy and Algeria Ltd Impairment loss (98) 0 n.m. • Impairment of goodwill on Ukraine and Armenia Gain from tower sale in Italy 466 0 n.m. VimpelCom EBIT 879 924 (5%) © • Significant YoY reduction from refinancing of Wind Italy in 2014 and weakening of Financial expenses (382) (513) (26%) ruble and euro • Positive effect from hedging, which offset foreign exchange losses as a result of FOREX and Other (53) (165) (68%) local currencies depreciation Profit before tax 444 246 81% Tax (271) (174) 56% • Due to higher profits and non deductible expenses related to tower sale in Italy Profit for the period 173 72 n.m. Non-controlling interest 11 (34) n.m. Net income1 184 38 n.m. 15 1 Net income attributable to VimpelCom shareholders

1Q15 Cash flow statement USD million 1Q15 1Q14 YoY EBITDA 1,396 2,088 (33%) • Payment of Bank of Algeria fine (USD 1.1 billion), as part of Changes in working capital and other (1,387) (34) n.m. closing transaction in Algeria • Significant YoY reduction from refinancing of Wind Italy in 2014 Net interest paid (429) (652) (34%) 2015 and weakening of ruble and euro Ltd Income tax paid (344) (234) 47% • One-off withholding tax related to Algeria transaction VimpelCom Net cash from operating activities (764) 1,168 n.m. © • Decrease YoY due to depreciation of the RUB, EUR and UAH Purchase of assets (642) (1,174) (45%) against the USD and modernization projects completed in 2014 Inflow from asset disposals and deposits and other 693 (37) n.m. • Proceeds from sale of Italian towers of USD 0.7 billion Net cash used in investing activities 51 (1,211) n.m. In 1Q15: ? Net proceeds from closing transaction in Algeria of USD 2.3 bn ? RUB bonds repayments of USD 0.6 bn Net cash from financing activities 1,136 200 n.m. ? Refinancing in Italy using tower sale proceeds of USD 0.5 bn ? RCF repayment of USD 0.5 bn ? Draw down of loan facility in Algeria for USD 0.6 bn Net increase in cash and cash equivalents 423 157 169% 16

1Q15 continued capital structure optimization

Bought back USD1.8 bln bonds using Algeria proceeds[1]
Repaid RUB 35 bln bonds using Algeria proceeds
Sale of 90% shares in Italian towers Company for EUR 693 mln
Closed transaction in Algeria, USD 3.8 bln net proceeds
3rd refinancing of Italy

© VimpelCom Ltd 2015

17

1Q15 continued capital structure optimization Bought back USD1.8 bln bonds using Algeria proceeds1 2015 Repaid RUB 35 bln Sale of 90% shares in Italian Ltd bonds using Algeria towers Company for EUR 693 mln VimpelCom proceeds © Closed transaction 3rd refinancing of Italy in Algeria, USD 3.8 bln € net proceeds 17 1 On April 2, the tender offer was settled and the bonds bought back were cancelled

Substantially reduced the cost of debt

Average cost of debt 1Q14

8.3%
debt

Average cost of debt 4Q14

6.3%
debt

6.2%
debt

© VimpelCom Ltd 2015

18

VimpelCom

Substantially reduced the cost of debt Pro forma average cost of Average cost of debt 1Q14 Average cost of debt 4Q14 1 debt 1Q15 2015 Ltd VimpelCom 8.3% 6.3% 6.2% © 18 1 Average cost of debt at 1Q15 is pro-forma for the outcome of the tender. Settlement of the tender and cancellation of the bonds was at April 2

Reduced net debt offset by FOREX impact on EBITDA

Net debt / EBITDA

December 31, 2014 | March 31, 2015

1.2
2.5
Excluding Italy
Group
1.2
2.4
Excluding Italy
Group

© VimpelCom Ltd 2015

19

Reduced net debt offset by FOREX impact on EBITDA Net debt / EBITDA December 31, 2014 March 31, 2015 2015 Ltd VimpelCom 2.5 2.4 © 1.2 1.2 Excluding Group Excluding Group Italy Italy 19

Significantly improved debt maturity schedule

Group debt maturity schedule
(in USD billion)

As at December 31, 2014
As at March 31, 2015 Pro Forma¹
2.2
1.3
2.0
1.6
2.7
2.1
1.9
1.2
3.2
2.1
5.8
6.3
6.0
5.4
1.5
1.3
1.1
1.1
2015
2016
2017
2018
2019
2020
2021
2022
>2022

VimpelCom

© VimpelCom Ltd 2015

20

Significantly improved debt maturity schedule Group debt maturity schedule (in USD billion) ? As at December 31, 2014 ? As at March 31, 2015 Pro Forma1 2015 5.8 Ltd 6.0 6.3 5.4 VimpelCom 3.2 © 2.2 2.7 2.0 1.9 1.5 1.1 2.1 2.1 1.3 1.6 1.2 1.3 1.1 2015 2016 2017 2018 2019 2020 2021 2022 >2022 20 1 Maturity schedule at March 31, 2015 is pro forma for the outcome of the tender. Settlement of the tender and cancellation of the bonds was at April 2, 2015

	Targeted potential A&I day Jan 2014	Expected savings
In-house finance company	USD 50 million	USD 20 million
Debt optimization	USD 150 million	USD 400 million ✔
Gross debt reduction	USD 150 million	USD 280 million ✔
Withholding tax saving	USD 50 million	
Total	**USD 400 million per year**	**USD 700 million per year** ✔

© VimpelCom Ltd 2015

21

VimpelCom

Cash flow enhancing from financing improvements during 2014—1Q 2015 Targeted potential Expected A&I day Jan 2014 savings In-house finance company USD 50 million USD 20 million 2015 Ltd Debt optimization USD 150 million USD 400 million VimpelCom Gross debt reduction USD 150 million USD 280 million © Withholding tax saving USD 50 million USD 400 million USD 700 million Total per year per year 21

Confirmed annual targets 2015 Targets 20151 Flat to low single Service Revenue digit decline YoY Flat to minus one 2015 EBITDA Margin Ltd p.p. YoY VimpelCom EPS2 USD 0.35 – 0.40 © CAPEX / Revenue ~20% Leverage (Net Debt / EBITDA) ~3.2x Excl. Italy ~1.7x 1 The annual targets for 2015 assume constant currency, no major regulatory changes, no change to the asset portfolio and no major macro-economic changes 22 2 EPS at constant currency and stable fair value of derivatives, excluding exceptional charges such as impairment charges, restructuring charges, litigation and settlements, impact of M&A transactions, other one-off charges and constant number of shares

Conclusion • Continued operational improvements • Strong increase in EPS • Successful closing of Algeria transaction 2015 Ltd • Repaid USD 3.4 billion of debt VimpelCom • Completed Italian tower sale & 3rd and final stage of refinancing in Italy © • On track to deliver 2015 targets 23

July 9, 2015

Moscow, Russia

Presentations by Group CFO,
Head of BU Russia and
local management

VimpelCom
A&I Site Visit
Russia

© VimpelCom Ltd 2015

24

VimpelCom

VimpelCom’s 4th Analyst & Investor site visit Moscow, Russia July 9, 2015 Moscow, Russia 2015 Presentations by Group CFO, Ltd Head of BU Russia and VimpelCom local management © 24

2Q15 results & strategy update

August 6, 2015

London

© VimpelCom Ltd 2015

25

VimpelCom

2Q15 results & strategy update August 6, 2015 London 2015 Ltd VimpelCom © 25

© VimpelCom Ltd 2015 26 Q&A

Further information

Investor Relations

Claude Debussylaan 88
1082 MD Amsterdam
The Netherlands

T: +31 20 79 77 234
E: ir@vimpelcom.com

Visit our awards winning website
▶ **www.vimpelcom.com** ◀

No.1

CORPORATE WEBSITE

2014 -2015
in the Netherlands

comprend

Install VimpelCom's App
▶ **iPadApp** ◀

VimpelCom

© VimpelCom Ltd 2015

27

Further information Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 79 77 234 2015 E: ir@vimpelcom.com Ltd Visit our awards winning website Install VimpelCom’s App VimpelCom www.vimpelcom.com iPadApp © No.1 CORPORATE WEBSITE 2014 -2015 in the Netherlands 27

© VimpelCom Ltd 2015 28 Thank you!

Appendix

© VimpelCom Ltd 2015

29

VimpelCom

Running Locally · Empowering People · Connecting Globally

© VimpelCom Ltd 2015 29 Appendix

Credit facilities: USD 3.8 billion in available headroom USD 0.4 bn credit facilities arranged in 1Q15: Available RCF headroom at the end 1Q15: Financing VimpelCom USD 1.8 billion WIND USD 0.4 billion RCF (EUR 0.4 billion RCF1) OJSC VimpelCom USD 0.3 billion (RUB 15 billion) 2015 WIND USD 0.4 billion (EUR 0.4 billion) Ltd VimpelCom Available VF/CF headroom at the end 1Q15: © VimpelCom – CDB/BoC USD 1.0 billion Algeria—syndicate USD 0.3 billion (DZD 32 billion) 30 1 Replaced previous RCF of EUR 0.6 billion

Debt maturity profile As at 31 March 2015, in USD billion Group debt maturity schedule by Business Units 6.3 Italy Russia 5.4 Other HQ 3.2 2015 2.1 2.1 1.6 Ltd 1.2 1.3 1.1 VimpelCom 20151 2016 2017 2018 2019 2020 2021 2022 >2022 © Group debt maturity schedule by currency2 20151 2016 2017 2018 2019 2020 2021 2022 >2022 EUR 0.1 0.1 0.0 0.0 0.9 5.7 4.1 0.0 0.1 48% USD 1.9 0.7 1.5 0.6 1.0 0.1 0.7 1.3 1.0 38% RUB 0.9 0.5 0.4 0.4 0.0 0.0 0.0 0.0 0.0 10% Other 0.2 0.2 0.2 0.2 0.2 0.0 0.0 0.0 0.0 5% 1 Includes USD 1.8 bln bonds tendered in March 2015, while settlement of the tender and cancellation of the bonds was at April 2, 2015 31 2 After effect of cross currency swaps

Debt by entity As at 31 March 2015, USD million Outstanding debt Type of debt/lender Vendor Entity Bonds Loans RCF Other Total Financing 2015 VimpelCom Holdings B.V. 3,785 — — 3,785 Ltd VimpelCom Amsterdam B.V. —1,000 —736 —1,736 OJSC VimpelCom 3,479 1,523—186 45 5,233 VimpelCom WIND Telecomunicazioni S.p.A. —1,066 — 31 1,097 © WIND Acquisition Finance S.A. 10,992 — — —10,992 Pakistan Mobile Communications Limited 19 365 — 2 385 Banglalink Digital Communications Ltd. 300 142 — 0 0 443 Omnium Telecom Algeria S.p.A. — 512 — — 0 512 Others — 19 — 8 15 42 Total gross debt 18,575 4,627 — 930 93 24,225 32

FOREX rates used in annual targets for 2015 Currency FX rates versus USD Algeria DZD 92.0 Armenia AMD 415.0 2015 Bangladesh BDT 79.0 Ltd Egypt EGP 7.5 Georgia GEL 1.8 VimpelCom Italy EUR 0.91 © Kazakhstan KZT 190.0 Kyrgyzstan KGS 55.0 Pakistan PKR 105.0 Russia RUB 70.0 Ukraine UAH 25.0 33

Service revenue and EBITDA development in 1Q15 1Q 2015 vs 1Q 2014 Service Revenue EBITDA FX and Business Units Organic Reported Organic FX and others Reported others 2015 Russia 0% (44%) (44%) (2%) (43%) (45%) Italy (5%) (17%) (22%) (5%) (18%) (23%) Ltd Algeria (11%) (14%) (25%) (18%) (14%) (32%) Pakistan (4%) 2% (2%) (5%) 2% (3%) VimpelCom Bangladesh 10% 0% 10% 21% 0% 21% © Ukraine 5% (60%) (55%) (11%) (50%) (61%) Kazakhstan 0% (9%) (9%) 3% (9%) (6%) Eurasia 3% (11%) (8%) 3% (13%) (10%) Total (2%) (28%) (30%) (6%) (27%) (33%) 34

Reconciliation of EBITDA USD mln 1Q15 1Q14 Unaudited EBITDA 1,396 2,088 Depreciation (584) (758) Amortization (286) (394) Impairment loss (98) — Loss on disposals of non-current assets (15) (12) Gain from sale of towers in Italy 466 —2015 EBIT 879 924 Ltd Financial Income and Expenses (382) (513) —including finance income 12 14 —including finance costs (394) (527) Net foreign exchange gain / (loss) and others (53) (165) VimpelCom—including Other non-operating gains / (losses) 73 (36) —including Shares of loss of associates and joint ventures accounted for using the equity method (3) (37) ©—including Net foreign exchange gain / (losses) (123) (92) EBT 444 246 Income tax expense 271 174 Profit for the year 173 72 Profit/(loss) for the year attributable to non-controlling interest (11) 34 Profit for the year attributable to the owners of the parent 184 38 USD mln 1Q15 LTM 1Q14 LTM Unaudited EBITDA 7,277 8,000 Add back provisions related to the 51% sale in Algeria 50 1,266 LTM EBITDA adjusted 7,327 9,266 35

Reconciliation of consolidated net debt Reconciliation of consolidated net debt USD mln 1Q15 4Q14 3Q14 Net debt 17,608 19,992 21,736 2015 Cash and cash equivalents 6,499 6,342 5,852 Long-term and short-term deposits 118 109 126 Ltd Gross debt 24,225 26,443 27,714 Interest accrued related to financial liabilities 371 410 402 VimpelCom Fair Value adjustment 49 29 8 Other unamortised adjustments to financial liabilities (fees, discounts etc.) (75) (106) (104) © Other liabilities at amortized costs 271 259 249 Derivatives designated as hedges 108 89 106 Total debt and other financial liabilities 24,949 27,124 28,375 36

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.

Consolidated

BU Russia

Russia

BU Italy

Italy

BU Algaria

Algeria

BU Pakistan

Pakistan

BU Bangladesh

Bangladesh

BU Ukraine

Ukraine

BU Kazakhstan

Kazakhstan

BU Eurasia

Uzbekistan

Armenia

Tajikistan

Georgia

Kyrgyzstan

Laos

Average and closing rates of functional currencies to USD

		Average rates			Closing rates
		1Q15	1Q14	YoY	1Q15	4Q14	Delta
Russian Ruble	RUB	62.19	34.96	77.9%	58.46	56.26	3.9%
Euro	EUR	0.89	0.73	21.7%	0.93	0.83	12.7%
Algerian Dinar	DZD	93.21	78.01	19.5%	97.70	87.92	11.1%
Pakistan Rupee	PKR	101.41	103.55	(2.1%)	101.93	100.52	1.4%
Bangladeshi Taka	BDT	77.85	77.67	0.2%	77.81	77.93	(0.2%)
Ukrainian Hryvnia	UAH	21.12	8.86	138.3%	23.44	15.77	48.7%
Kazakh Tenge	KZT	184.58	169.77	8.7%	185.65	182.35	1.8%
Uzbekistan Som	UZS	2,451	2,222	10.3%	2,490	2,422	2.8%
Armenian Dram	AMD	477.11	410.87	16.1%	471.13	474.97	(0.8%)
Kyrgyz Som	KGS	60.82	51.92	17.1%	63.87	58.89	8.5%
Georgian Lari	GEL	2.07	1.75	18.5%	2.23	1.86	19.5%

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13*	FY14
Total operating revenue	5,591	5,718	5,685	5,552	5,024	5,067	5,145	4,391	3,515	23,061	22,546	19,627
Service revenue	5,313	5,449	5,477	5,290	4,810	4,861	4,847	4,207	3,358	22,122	21,531	18,725
EBITDA	2,348	2,425	2,474	1,013	2,088	2,076	2,205	1,600	1,396	9,768	8,260	7,970
EBITDA margin (%)	42.0%	42.4%	43.5%	18.2%	41.6%	41.0%	42.9%	36.4%	39.7%	42.4%	36.6%	40.6%
EBIT	1,107	1,224	1,233	(3,218)	924	938	1,143	(421)	879	4,171	346	2,586
Profit/(Loss) before tax	543	762	665	(3,994)	246	479	110	(1,016)	444	2,282	(2,024)	(181)
Net income/(loss)	408	573	255	(3,861)	38	100	104	(935)	184	1,539	(2,625)	(691)
Capital expenditures (CAPEX)	755	791	1,040	1,720	735	1,331	978	1,211	460	4,120	4,306	4,256
CAPEX excluding licenses	595	791	930	1,682	725	1,017	964	1,201	407	4,120	3,998	3,908
CAPEX excluding licenses / revenue	11%	14%	16%	30%	14%	20%	19%	27%	12%	18%	18%	20%
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,753	1,634	1,544	(669)	1,363	1,059	1,241	399	989	5,648	4,262	4,062
OCF margin (%)	31%	29%	27%	(12%)	27%	21%	24%	9%	28%	24%	19%	21%

Notes:

(1)	As a result of the succesful resolution in Algeria, adjustments to the following items were made:
(a)	4Q13 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 1.3 bln to reflect BofA claim
(b)	4Q14 EBITDA, EBITDA margin, EBIT and Loss before tax of USD 50 mln to reflect Cevital settlement
(2)	4Q13 EBITDA and CAPEX were affected by USD 72 mln as a result of fixed assets write off and accounted as operating expenses in Uzbekistan
(3)	The FY12 Financial Statements have been restated for the Euroset fair value adjustment of USD 606 million
(4)	The customer numbers for 2012, 2013 and 2014 have been adjusted to remove customers in operations that have been sold and to reflect revised customer numbers in Algeria, due to the reported technical issue, and Ukraine where the definition of customers has been aligned to the group definition
(5)	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone.

Customers* (mln)	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Russia	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	56.1	56.5	57.2
Italy	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.7	22.3	21.6
Algeria	16.6	16.8	17.0	17.6	17.6	17.5	18.2	18.4	18.7	16.7	17.6	18.4
Pakistan	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	36.1	37.6	38.5
Bangladesh	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	25.9	28.8	30.8
Ukraine	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	25.1	25.8	26.2
Kazakhstan	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	8.6	9.2	9.8
Uzbekistan	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.2	10.5	10.6
Armenia	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.7	0.8
Tajikistan	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.1	1.3	1.3
Georgia	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.0	1.1	1.3
Kyrgystan	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.5	2.7	2.7
Laos	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2	0.3	0.3	0.2

Total	207.1	210.6	214.1	214.3	213.3	215.5	219.2	219.4	218.1	206.0	214.3	219.4

*	The numbers exclude customers of Wind Canada, CAR, Burundi and Zimbabwe

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	2,304	2,334	2,298	2,173	1,893	1,964	2,021	1,580	1,067	9,190	9,109	7,458
EBITDA	963	997	980	876	760	813	827	580	421	3,878	3,815	2,980
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	42.2%	41.9%	40.0%
Capital expenditures (CAPEX)	220	355	395	852	325	392	419	423	84	1,630	1,822	1,559
CAPEX excluding licenses	220	355	395	852	315	378	405	416	80	1,630	1,822	1,514
Operating cash flow (EBITDA-CAPEX excluding licenses)	743	642	585	24	445	435	422	164	341	2,248	1,993	1,466
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	10%	32%	24%	22%	20%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenues	1,911	1,937	1,902	1,786	1,540	1,604	1,651	1,275	870	7,630	7,536	6,070
Service Revenue (Mobile)	1,776	1,833	1,854	1,730	1,500	1,569	1,600	1,208	839	7,278	7,193	5,877
Data Revenue (Mobile)	236	242	246	270	251	256	272	224	167	783	994	1,003
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	n.a.	n.a.	n.a.
ARPU (USD)	10.6	10.8	10.6	10.1	8.9	9.3	9.3	7.0	4.9	n.a.	n.a.	n.a.
MOU, min	277	294	290	293	287	310	311	316	303	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly), %	15%	14%	15%	18%	17.1%	13.4%	14.5%	15.7%	15.8%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	393	397	395	387	353	360	370	305	197	1,560	1,572	1,388
Service revenue	387	392	392	381	348	355	366	303	196	1,539	1,552	1,372
Broadband revenue	105	100	95	97	91	93	86	69	51	377	397	339
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.4	2.3	2.3
Broadband ARPU (USD)	14.5	14.0	13.5	13.9	13.1	13.5	12.5	10.2	7.4	n.a.	n.a.	n.a.
FTTB revenue	101	98	92	94	88	90	83	69	50	369	385	330
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.3	2.3	2.3
FTTB ARPU (USD)	14.6	14.1	13.5	13.9	13.1	13.5	12.5	10.3	7.4	n.a.	n.a.	n.a.

(in RUB millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	70,080	73,816	75,354	70,660	66,148	68,722	73,082	73,947	66,276	285,375	289,910	281,899
EBITDA	29,292	31,519	32,131	28,479	26,548	28,468	29,878	27,042	26,130	120,478	121,421	111,936
EBITDA margin (%)	41.8%	42.7%	42.6%	40.3%	40.1%	41.4%	40.9%	36.6%	39.4%	42.2%	41.9%	39.7%
Capital expenditures (CAPEX)	6,711	11,264	12,946	27,871	11,486	13,706	15,147	20,970	5,425	50,699	58,792	61,309
CAPEX excluding licenses	6,711	11,264	12,946	27,871	11,145	13,218	14,631	20,494	5,165	50,699	58,792	59,488
Operating cash flow (EBITDA-CAPEX excluding licenses)	22,581	20,255	19,185	608	15,403	15,250	15,247	6,548	20,964	69,779	62,629	52,448
OCF margin (%)	32%	27%	25%	1%	23%	22%	21%	9%	32%	24%	22%	18%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	58,117	61,254	62,395	58,087	53,805	56,133	59,691	59,637	54,024	236,922	239,852	229,266
Service revenue	54,003	57,959	60,804	56,253	52,385	54,883	57,810	56,360	52,148	225,988	229,020	221,438
Data Revenue	7,194	7,649	8,054	8,792	8,755	8,957	9,829	10,523	10,362	24,330	31,689	38,064
Customers (mln)	55.7	57.1	58.1	56.5	55.0	56.3	57.3	57.2	55.7	56.1	56.5	57.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	32.0	n.a.	n.a.	n.a.
ARPU (RUB)	321	341	349	327	310	326	336	325	305	n.a.	n.a.	n.a.
MOU (min)	277	294	290	293	287	310	311	316	303	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	15%	14%	15%	18%	17%	13%	15%	16%	16%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,434	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	11,963	12,561	12,960	12,574	12,343	12,589	13,391	14,309	12,252	48,453	50,058	52,632
Service revenue	11,774	12,396	12,841	12,402	12,175	12,444	13,228	14,217	12,200	47,814	49,413	52,064
Broadband revenue	3,187	3,173	3,119	3,152	3,187	3,251	3,103	3,230	3,168	11,719	12,632	12,771
Broadband customers (mln)	2.4	2.3	2.3	2.3	2.3	2.2	2.2	2.3	2.3	2.4	2.3	2.3
Broadband ARPU (RUB)	440	443	443	451	457	474	454	477	459	n.a.	n.a.	n.a.
FTTB revenue	3,086	3,084	3,024	3,056	3,078	3,156	3,004	3,196	3,095	11,446	12,250	12,434
FTTB customers (mln)	2.3	2.3	2.3	2.3	2.2	2.2	2.2	2.3	2.2	2.3	2.3	2.3
FTTB ARPU (RUB)	443	446	443	450	457	473	454	477	459	n.a.	n.a.	n.a.

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	1,229	1,266	1,250	1,237	1,144	1,147	1,220	1,123	1,078	5,427	4,983	4,634
EBITDA	461	475	507	500	430	435	521	418	406	2,062	1,943	1,804
EBITDA margin (%)	37.5%	37.5%	40.6%	40.4%	37.6%	38.0%	42.7%	37.2%	37.7%	38.0%	39.0%	38.9%
Capital expenditures (CAPEX)*	298	183	153	291	137	173	187	261	172	1,000	924	758
CAPEX excluding licenses**	298	183	153	291	137	173	187	261	172	905	924	758
Operating cash flow (EBITDA-CAPEX excluding licenses)***	299	292	354	209	293	262	334	157	234	1,157	1,154	1,046
OCF margin (%)	24%	23%	28%	17%	26%	23%	27%	14%	22%	21%	23%	23%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	888	927	926	907	827	832	848	820	781	3,958	3,648	3,327
Service revenue	815	828	839	800	729	737	763	746	705	3,677	3,282	2,975
Data Revenue	106	116	134	131	132	137	152	152	154	361	488	573
Customers (mln)	22.0	22.3	22.4	22.3	22.0	21.9	21.8	21.6	21.4	21.7	22.3	21.6
Data customers (mln)****	6.7	7.6	8.2	8.8	9.3	9.7	10.2	10.2	10.9	5.8	8.8	10.2
ARPU (€)	12.4	12.4	12.5	11.9	10.9	11.1	11.6	11.4	10.9	n.a.	n.a.	n.a.
of which :
ARPU voice (€)	8.3	8.2	7.8	7.5	6.7	6.8	7.0	6.9	6.3	n.a.	n.a.	n.a.
ARPU data (€)	4.1	4.2	4.7	4.4	4.2	4.3	4.6	4.5	4.5	n.a.	n.a.	n.a.
MOU (min.)	216	233	240	256	254	265	262	274	267	n.a.	n.a.	n.a.
Total traffic (mln. min.)	14,166	15,512	16,093	17,142	16,895	17,486	17,150	17,819	17,188	n.a.	n.a.	n.a.
Churn, annualised rate (%)	35.5%	37.5%	39.7%	33.5%	32.2%	29.9%	32.0%	31.6%	35.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	341	339	325	330	316	314	372	302	297	1,470	1,335	1,304
Service revenue	332	330	312	320	306	303	291	292	278	1,376	1,295	1,192
Total voice customers (mln)	3.1	3.0	3.0	3.0	3.0	2.9	2.9	2.8	2.8	3.1	3.0	2.8
of which :
Total DIRECT voice customers (mln)	2.5	2.5	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.5	2.4	2.4
Total INDIRECT voice customers (mln)	0.6	0.6	0.6	0.5	0.5	0.5	0.5	0.4	0.4	0.6	0.5	0.4
Total fixed-line ARPU (€)	31.3	31.2	30.0	30.3	29.8	29.9	29.0	28.7	27.9	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	4,449	4,036	3,209	3,888	3,627	3,410	2,616	3,292	3,137	n.a.	n.a.	n.a.
Total Internet customers (mln)	2.3	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.2	2.3	2.2	2.2
of which :
Broadband (mln)	2.2	2.2	2.2	2.2	2.2	2.2	2.1	2.2	2.2	2.2	2.2	2.2
Broadband ARPU (€)	20.2	20.2	20.4	20.5	20.8	21.3	21.4	21.6	21.1	n.a.	n.a.	n.a.
Dual-play customers (mln)	1.9	1.9	1.9	1.9	1.9	1.9	1.9	1.9	2.0	1.8	1.9	1.9

*	Excluding impact of FOC CAPEX and including LTE
**	Excluding impact of FOC and excluding LTE
***	1Q13 and FY13 CAPEX excludes EUR 136 million of non-cash increase in Intangible Assets related to the contract with Terna in relation to the Right of Way of WIND’s backbone
****	Mobile data include customers that have performed at least one mobile Internet event in the previous month

Italy (continued)

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,213	n.a.	n.a.	n.a.
EBITDA	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	459	n.a.	n.a.	n.a.
EBITDA margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	37.7%	n.a.	n.a.	n.a.
Capital expenditures (CAPEX)*	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	n.a.	n.a.	n.a.
CAPEX excluding licenses**	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	194	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)***	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	265	n.a.	n.a.	n.a.
OCF margin (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22%	n.a.	n.a.	n.a.

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	794	n.a.	n.a.	n.a.
Data Revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	167	n.a.	n.a.	n.a.
Customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	19.2	n.a.	n.a.	n.a.
Data customers (mln)****	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	10.9	n.a.	n.a.	n.a.
ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.8	n.a.	n.a.	n.a.
of which :	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.		n.a.	n.a.	n.a.
ARPU voice (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	6.9	n.a.	n.a.	n.a.
ARPU data (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.9	n.a.	n.a.	n.a.
MOU (min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	267	n.a.	n.a.	n.a.
Total traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	17,188	n.a.	n.a.	n.a.
Churn, annualised rate (%)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	35.1%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	1,392	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	334	n.a.	n.a.	n.a.
Service revenue	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	313	n.a.	n.a.	n.a.
Total voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.8	n.a.	n.a.	n.a.
of which :
Total DIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.4	n.a.	n.a.	n.a.
Total INDIRECT voice customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.4	n.a.	n.a.	n.a.
Total fixed-line ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	30.2	n.a.	n.a.	n.a.
Total Traffic (mln. min.)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	3,137	n.a.	n.a.	n.a.
Total Internet customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	n.a.	n.a.	n.a.
of which :
Broadband (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.2	n.a.	n.a.	n.a.
Broadband ARPU (USD)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	22.8	n.a.	n.a.	n.a.
Dual-play customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.0	n.a.	n.a.	n.a.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14***	1Q15	FY12	FY13*	FY14***
Total operating revenue	434	464	450	448	429	437	429	396	323	1,841	1,796	1,690
Service revenue	432	463	449	447	428	434	422	393	320	1,841	1,791	1,678
EBITDA	256	279	258	261	247	238	225	198	169	1,094	1,054	907
EBITDA margin (%)	59.1%	60.1%	57.2%	60.1%	57.6%	54.5%	52.5%	49.8%	52.3%	59.5%	59.1%	53.5%
Capital expenditures (CAPEX)	9	17	7	89	60	162	84	109	45	47	122	415
CAPEX excluding licenses	9	17	7	51	60	162	84	109	45	47	84	415
Data Revenue	1.8	2.0	2.5	2.1	2.6	2.4	9.1	7.8	8.0	5.8	8.4	22
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	18.2	18.4	18.7	16.7	17.6	18.4
ARPU (USD)	8.6	9.2	8.4	8.6	8.1	8.2	7.7	7.2	5.7	n.a.	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	200	182	175	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	5.7%	6.2%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	248	262	251	210	187	76	141	116	124	1,047	971	520
OCF margin (%)	57%	56%	56%	47%	44%	17%	33%	29%	38%	57%	54%	31%

(in DZD billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	34.1	36.7	36.0	35.9	33.5	34.5	34.4	33.7	30.0	143.1	142.7	136
Service revenue	34.0	36.6	36.2	36.0	33.4	34.3	33.9	33.5	29.8	143.2	142.8	135
EBITDA	20.2	22.0	21.0	22.0	19.2	18.8	18.1	16.8	15.7	84.0	84.0	73
EBITDA margin (%)	59.2%	60.1%	57.2%	60.1%	57.4%	54.5%	52.5%	49.8%	52.3%	59.5%	59.1%	53.5%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	4.2	n.a.	n.a.	n.a.
Data Revenue	0.1	0.2	0.2	0.2	0.2	0.2	0.5	0.7	0.7	0.5	0.7	1.6
Customers (mln)**	16.6	16.8	17.0	17.6	17.6	17.5	18.2	18.4	18.7	16.7	17.6	18.4
ARPU (DZD)	677	727	680	689	629	648	629	610	528	n.a.	n.a.	n.a.
MOU (min)	263	278	216	211	201	202	200	182	175	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	7.6%	6.9%	13.7%	6.1%	6.0%	6.1%	6.0%	5.7%	6.2%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	320	n.a.	n.a.	n.a.

*	4Q13 EBITDA excludes USD 1.3 bln (DZD 99 bln) one-off provisions related to the 51% sale in Algeria
**	Subscriber base has been adjusted by 1.4 million customers in 1Q13 because of a technical issue.

This event does not impact historical reported revenue or EBITDA, but positively affects MOU and ARPU.

***	4Q14 EBITDA excludes USD 50 mln (DZD 4 bln) one-off provisions related to the 51% sale in Algeria

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	278	289	259	240	251	268	241	251	249	1,132	1,066	1,010
Service revenue	268	280	250	231	241	256	230	239	236	1,123	1,029	966
EBITDA	117	125	111	89	99	104	84	99	96	488	442	386
EBITDA margin (%)	42.3%	43.0%	43.0%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	9	39	52	90	55	410	97	89	26	173	190	651
CAPEX excluding licenses	9	39	52	90	55	110	97	89	26	173	190	351
Data Revenue	6.8	7.8	8.7	8.6	9.8	12.2	12.5	14.2	18.7	24.5	31.9	49
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	36.1	37.6	38.5
ARPU (USD)	2.5	2.5	2.2	2.0	2.0	2.2	1.9	2.0	2.0	n.a.	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	236	273	301	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	108	86	59	(1)	44	(6)	(13)	10	70	315	252	35
OCF margin (%)	39%	30%	23%	0%	18%	(2%)	(5%)	4%	28%	28%	24%	3%

(in PKR billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	27.0	28.5	26.7	25.7	26.0	26.3	24.2	25.5	25.3	106.3	108.0	102.1
Service revenue	26.3	27.6	25.7	24.5	24.9	25.2	23.1	24.3	24.0	104.8	104.1	97.5
EBITDA	11.5	12.3	11.5	9.6	10.0	10.2	8.5	10.1	9.7	45.6	44.5	38.8
EBITDA margin (%)	42.3%	43.0%	43.1%	37.2%	39.5%	38.9%	34.9%	39.5%	38.5%	43.1%	41.5%	38.2%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	2.6	n.a.	n.a.	n.a.
Data Revenue	0.7	0.8	0.9	0.9	1.0	1.2	1.3	1.4	1.9	2.3	3.3	4.9
Customers (mln)	36.3	37.1	37.4	37.6	38.2	38.8	38.7	38.5	38.2	36.1	37.6	38.5
ARPU (PKR)	244	249	229	219	216	214	195	204	203	n.a.	n.a.	n.a.
MOU (min)	228	233	222	222	213	230	236	273	301	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	3.9%	5.3%	6.5%	7.3%	5.7%	6.4%	6.8%	7.0%	3.8%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	297	n.a.	n.a.	n.a.

Bangladesh

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(in USD millions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	118	129	129	128	134	141	142	146	147	554	504	563
Service revenue	118	129	129	122	132	139	140	144	145	554	498	556
EBITDA	49	48	47	43	49	54	56	60	60	192	187	219
EBITDA margin (%)	41.4%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	12	13	127	131	27	43	50	59	12	126	282	178
CAPEX excluding licenses	12	13	17	131	27	43	50	59	12	126	172	178
Data Revenue	2.5	2.8	3.8	4.0	4.4	5.0	6.3	7.5	8.6	6.8	13.1	23.2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	25.9	28.8	30.8
ARPU (USD)	1.5	1.6	1.5	1.4	1.5	1.6	1.5	1.6	1.5	n.a.	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	200	186	199	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	n.a.	n.a.	n.a.
Operating cash flow (EBITDA-CAPEX excluding licenses)	37	36	30	(88)	23	11	7	1	48	65	15	41
OCF margin (%)	31%	28%	23%	(69%)	17%	8%	5%	0%	32%	12%	3%	7%

(in BDT billions, unless stated otherwise, unaudited)

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	9.3	10.1	10.0	10.0	10.2	10.9	11.0	11.3	11.4	45.6	39.4	43.5
Service revenue	9.3	10.0	10.0	9.5	10.2	10.8	10.9	11.2	11.3	45.6	38.8	43.0
EBITDA	3.8	3.7	3.6	3.4	4.0	4.2	4.4	4.6	4.6	16.0	14.6	17.2
EBITDA margin (%)	41.3%	37.2%	36.3%	33.7%	37.4%	38.2%	39.7%	40.8%	40.6%	34.7%	37.1%	38.9%
Capital expenditures (CAPEX)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	n.a.	n.a.	n.a.
CAPEX excluding licenses	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	0.9	n.a.	n.a.	n.a.
Data Revenue	0.20	0.22	0.29	0.31	0.30	0.39	0.49	0.58	0.67	0.55	1.02	2
Customers (mln)	25.9	27.1	28.1	28.8	29.4	29.8	30.2	30.8	31.8	25.9	28.8	30.8
ARPU (BDT)	119	126	121	110	117	121	120	122	119	n.a.	n.a.	n.a.
MOU (min)	175	198	189	183	188	201	200	186	199	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.6%	3.9%	5.1%	6.9%	6.3%	5.2%	5.3%	5.1%	4.5%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	66	n.a.	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	396	401	420	394	335	259	252	216	151	1,676	1,611	1,062
EBITDA	194	192	208	186	162	115	114	92	63	859	781	483
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.4%	42.7%	41.3%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	42	48	66	56	35	30	35	37	45	231	212	137
CAPEX excluding licenses	42	48	66	56	35	30	35	37	32	231	212	137
Operating cash flow (EBITDA-CAPEX excluding licenses)	152	144	143	130	127	85	79	55	31	628	569	346
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	20%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	362	367	384	359	305	236	232	200	140	1,551	1,473	973
Service revenue	355	360	376	357	305	235	231	199	139	1,522	1,448	970
Data Revenue	26.4	27.0	29.3	29.9	27.6	20.5	19.5	17.8	14.0	102.0	112.6	85
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	25.1	25.8	26.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.3	n.a.	n.a.	n.a.
ARPU (USD)	4.6	4.6	4.8	4.6	3.9	3.1	3.0	2.5	1.8	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	82	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	33	33	36	35	30	24	20	16	11	125	137	90
Service revenue	33	33	36	35	29	24	20	16	11	124	137	89
Broadband revenue	12	13	13	13	13	10	9	8	6	34	51	40
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (USD)	6.3	6.2	6.1	6.0	5.6	4.0	3.6	3.2	2.3	n.a.	n.a.	n.a.

(in UAH millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	3,162	3,201	3,359	3,149	2,942	3,034	3,160	3,095	3,092	13,392	12,871	12,231
EBITDA	1,550	1,536	1,666	1,487	1,430	1,349	1,436	1,311	1,278	6,867	6,239	5,526
EBITDA margin (%)	49.0%	48.0%	49.6%	47.2%	48.6%	44.5%	45.5%	42.3%	41.3%	51.3%	48.5%	45.2%
Capital expenditures (CAPEX)	336	383	525	447	305	354	445	554	1,033	1,848	1,690	1,658
CAPEX excluding licenses	336	383	525	447	305	354	445	554	742	1,848	1,690	1,658
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,215	1,153	1,141	1,040	1,125	995	991	757	535	5,019	4,549	3,868
OCF margin (%)	38%	36%	34%	33%	38%	33%	31%	24%	17%	37%	35%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	2,897	2,936	3,069	2,866	2,682	2,754	2,906	2,870	2,859	12,397	11,768	11,212
Service revenue	2,836	2,879	3,008	2,856	2,677	2,750	2,899	2,863	2,851	12,152	11,579	11,189
Data Revenue	210.7	216.0	234.0	239.0	242.3	240.4	244.6	256.4	281.4	816	900	984
Customers (mln)*	26.3	25.6	25.9	25.8	25.6	25.4	26.3	26.2	26.1	25.1	25.8	26.2
Mobile data customers (mln)	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	11.3	n.a.	n.a.	n.a.
ARPU (UAH)	36.5	36.5	38.2	36.5	34.6	35.7	37.0	36.1	36.0	n.a.	n.a.	n.a.
MOU (min)	484	486	497	504	498	506	517	524	536	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	6.9%	11.4%	8.0%	8.4%	7.3%	6.4%	4.8%	6.7%	5.4%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	82	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	265	265	290	283	260	280	255	225	233	996	1,103	1,020
Service revenue	265	265	290	282	259	279	254	225	233	995	1,102	1,017
Broadband revenue	96	101	104	107	114	111	107	111	117	275	408	443
Broadband customers (mln)	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.6	0.8	0.8
Broadband ARPU (UAH)	50.0	49.7	48.8	48.1	49.1	47.1	44.6	45.5	47.7	n.a.	n.a.	n.a.

*	The 2012 customer base has been adjusted for the alignment of the active customer base definition

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	190	207	223	219	180	186	197	193	164	829	840	756
EBITDA	89	99	98	105	86	90	95	78	81	394	391	349
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	25	37	39	58	9	17	26	57	7	166	159	109
CAPEX excluding licenses	25	37	39	58	9	17	26	57	7	166	159	109
Operating cash flow (EBITDA-CAPEX excluding licenses)	64	62	59	47	77	73	69	21	74	228	232	240
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	174	188	202	198	160	165	177	172	144	775	761	674
Service revenue	173	188	202	198	159	165	177	172	144	775	761	673
Data Revenue	21.5	21.3	22.6	25.7	23.4	21.5	26.8	30.9	30.0	66.8	91.1	103
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	8.6	9.2	9.8
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	4.7	5.2	5.4
ARPU (USD)	7	7	7	7	6	6	6	6	5	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	13%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	17	19	21	21	20	21	20	21	20	55	78	82
Service revenue	16	19	21	21	20	21	20	21	20	54	77	82
Broadband revenue	9	9	8	9	9	8	8	9	12	20	34	34
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	18	17	17	18	16	14	14	15	20	n.a.	n.a.	n.a.

(in KZT millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	28,650	31,300	34,068	33,730	30,453	33,920	35,928	34,965	30,284	123,665	127,748	135,266
EBITDA	13,373	14,991	14,966	16,105	14,558	16,532	17,322	14,061	14,981	58,814	59,435	62,473
EBITDA margin (%)	46.7%	47.9%	43.9%	47.7%	47.8%	48.7%	48.2%	40.2%	49.5%	47.6%	46.5%	46.2%
Capital expenditures (CAPEX)	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	24,806	24,241	19,669
CAPEX excluding licenses	3,698	5,626	6,017	8,900	1,637	3,170	4,805	10,057	1,239	24,806	24,241	19,669
Operating cash flow (EBITDA-CAPEX excluding licenses)	9,676	9,364	8,949	7,205	12,921	13,362	12,517	4,004	13,742	34,006	35,194	42,804
OCF margin (%)	34%	30%	26%	21%	42%	39%	35%	11%	45%	27%	28%	32%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	26,149	28,383	30,911	30,513	27,009	30,167	32,284	31,183	26,564	115,543	115,956	120,643
Service revenue	26,129	28,343	30,882	30,482	26,976	30,131	32,257	31,148	26,537	115,438	115,835	120,512
Data Revenue	3,232	3,219	3,463	3,956	3,947	3,927	4,883	5,603	5,456	9,975	13,870	18,359
Customers (mln)	8.5	8.8	9.0	9.2	9.2	9.6	9.8	9.8	9.6	8.6	9.2	9.2
Mobile data customers (mln)	4.8	4.9	5.1	5.2	5.2	5.3	5.4	5.4	5.2	4.7	5.2	5.4
ARPU (KZT)	1,012	1,101	1,141	1,110	975	1,058	1,098	1,041	898	n.a.	n.a.	n.a.
MOU (min)	254	300	311	301	293	326	317	298	273	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	11%	12%	13%	13%	11%	13%	14%	14%	n.a.	n.a.	n.a.
MBOU	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	414	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	2,500	2,917	3,208	3,217	3,444	3,753	3,644	3,782	3,720	8,129	11,842	14,623
Service revenue	2,480	2,940	3,147	3,214	3,412	3,748	3,608	3,769	3,707	8,050	11,781	14,537
Broadband revenue	1,280	1,315	1,289	1,439	1,514	1,502	1,445	1,643	2,189	2,941	5,323	6,104
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (KZT)	2,651	2,600	2,597	2,707	2,685	2,632	2,581	2,740	3,726	n.a.	n.a.	n.a.

Uzbekistan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13*	FY14
Total operating revenue	157	167	176	173	163	179	190	186	167	463	672	718
EBITDA	102	108	116	21	105	115	127	115	105	253	347	462
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	59	35	65	-17	21	10	20	28	0	137	142	79
CAPEX excluding licenses	59	35	65	-17	21	10	20	28	0	137	142	79
Operating cash flow (EBITDA-CAPEX excluding licenses)	44	73	51	38	84	104	106	87	105	116	205	381
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	47%	63%	25%	31%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	155	165	174	171	161	177	189	184	166	455	665	711
Service revenue	154	164	174	171	161	176	189	184	165	451	663	710
Data Revenue	20.2	21.5	25.7	27.3	30.4	31.3	34.9	35.7	34.3	47.1	94.8	132.3
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	4.8	5.4	5.5
ARPU (USD)	5.0	5.3	5.6	5.0	5.1	5.6	6.0	5.8	5.2	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	1.9	1.9	2.0	2.0	2.0	2.0	2.0	2.0	1.0	8.3	7.8	8.0
Service revenue	1.9	1.9	1.9	1.8	1.8	2.0	2.0	2.0	1.0	8.3	7.5	7.8
Broadband revenue	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.6	0.6	3.0	2.8	2.7
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (USD)	13.3	12.8	12.3	13.0	21.0	19.0	14.0	16.9	16.7	n.a.	n.a.	n.a.

(in UZS billions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13*	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13*	FY14
Total operating revenue	316	345	373	378	363	409	446	445	409	883	1,412	1,662
EBITDA	206	223	246	43	234	262	296	274	257	483	719	1,066
EBITDA margin (%)	65.2%	64.7%	66.0%	11.9%	64.4%	64.2%	66.5%	61.6%	62.7%	54.6%	51.5%	64.2%
Capital expenditures (CAPEX)	118	72	138	-39	46	23	47	67	0	260	289	184
CAPEX excluding licenses	118	72	138	-39	46	23	47	67	0	260	289	184
Operating cash flow (EBITDA-CAPEX excluding licenses)	88	151	108	82	188	239	249	207	257	224	429	882
OCF margin (%)	28%	44%	29%	22%	52%	58%	56%	46%	63%	25%	30%	53%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	312	341	369	374	359	405	442	441	406	867	1,396	1,646
Service revenue	310	340	368	373	358	404	441	441	405	859	1,392	1,643
Data Revenue	40.7	44.6	54.5	59.5	67.7	71.7	81.7	85.4	84.1	89.8	199.3	306.4
Customers (mln)	10.3	10.2	10.3	10.5	10.4	10.4	10.5	10.6	10.4	10.2	10.5	10.6
Mobile data customers (mln)	5.0	5.0	5.3	5.4	5.4	5.3	5.4	5.5	5.2	4.8	5.4	5.5
ARPU (UZS)	9,986	10,983	11,854	11,821	11,293	12,805	13,955	13,804	12,819	n.a.	n.a.	n.a.
MOU (min)	425	472	504	493	465	531	568	528	491	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	13%	15%	14%	13%	12%	12%	12%	12%	12%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	3.8	4.0	4.1	3.9	4.0	3.9	4.0	3.9	3.5	15.7	15.8	15.8
Service revenue	3.7	4.0	4.1	3.9	4.0	3.9	3.9	3.8	3.4	15.5	15.7	15.6
Broadband revenue	1.5	1.5	1.5	1.5	1.5	1.5	1.6	1.5	1.4	5.6	5.9	6.1
Broadband customers (mln)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Broadband ARPU (UZS)	26,737	26,460	26,144	28,293	46,631	43,076	43,970	40,462	45,518	n.a.	n.a.	n.a.

*	EBITDA and CAPEX were restated as fixed assets that should not have been capitalized in 2012 and 2011 were written off and accounted for as operating expenses

Armenia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	35	35	37	38	33	34	39	32	26	158	145	138
EBITDA	14	14	16	13	12	13	15	6	9	63	57	46
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	19.3%	35.2%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	1	2	4	4	1	2	5	6	2	15	11	14
CAPEX excluding licenses	1	2	4	4	1	2	5	6	2	15	11	14
Operating cash flow (EBITDA-CAPEX excluding licenses)	12	12	12	9	11	11	10	—	7	48	46	32
OCF margin (%)	35%	35%	32%	24%	33%	30%	26%	0%	27%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	15	15	17	17	14	15	18	15	12	71	64	62
Service revenue	14	15	17	16	13	15	17	14	11	64	62	59
Data Revenue	1.29	1.24	1.29	1.36	1.39	1.38	1.50	1.47	1.33	4.3	5.1	6
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (USD)	6.0	6.7	6.9	7.7	6.3	6.7	7.4	6.0	4.7	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	Q4 2013	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	20	20	20	21	19	19	21	17	15	87	81	76
Service revenue	20	20	19	21	19	19	21	17	15	86	80	76
Broadband revenue	5.6	5.4	5.4	5.4	5.1	4.9	4.7	4.4	3.9	22.6	21.8	19
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (USD)	11.9	11.3	11.2	11.0	10.6	10.3	10.3	9.7	8.7	n.a.	n.a.	n.a.

(in AMD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	14,179	14,485	15,237	15,378	13,672	14,136	15,812	13,859	12,528	63,441	59,278	57,479
EBITDA	5,551	5,901	6,468	5,421	4,997	5,239	5,956	2,478	4,415	25,257	23,340	18,670
EBITDA margin (%)	39.1%	40.7%	42.4%	35.2%	36.6%	37.1%	37.7%	17.9%	35.2%	39.8%	39.4%	32.5%
Capital expenditures (CAPEX)	525	776	1,576	1,759	501	1,025	1,977	2,605	975	6,100	4,636	6,108
CAPEX excluding licenses	525	776	1,576	1,759	501	1,025	1,977	2,605	975	6,100	4,636	6,108
Operating cash flow (EBITDA-CAPEX excluding licenses)	5,025	5,125	4,892	3,662	4,496	4,214	3,979	(127)	3,440	19,157	18,704	12,562
OCF margin (%)	35%	35%	32%	24%	33%	30%	25%	-1%	27%	30%	32%	22%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	5,966	6,267	7,214	6,812	5,856	6,297	7,158	6,429	5,568	28,605	26,259	25,740
Service revenue	5,739	6,189	7,086	6,573	5,519	6,033	6,935	6,155	5,355	25,502	25,587	24,642
Data Revenue	527	514	528	553	572	570	614	634	633	1,715	2,122	2,389
Customers (mln)	0.8	0.7	0.7	0.7	0.7	0.7	0.8	0.8	0.8	0.8	0.7	0.8
Mobile data customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.4	0.4	0.4	0.4	0.3	0.4
ARPU (AMD)	2,446	2,781	3,292	3,093	2,589	2,752	3,020	2,588	2,229	n.a.	n.a.	n.a.
MOU (min)	295	353	377	388	365	382	377	371	341	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	17.9%	13.5%	12.4%	11.0%	11.2%	10.8%	10.9%	9.6%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	8,172	8,218	8,022	8,566	7,816	7,840	8,654	7,430	6,960	34,837	32,978	31,740
Service revenue	8,122	8,173	7,954	8,510	7,766	7,811	8,638	7,407	6,943	34,239	32,759	31,622
Broadband revenue	2,288	2,241	2,224	2,189	2,095	2,011	1,934	1,899	1,876	9,082	8,942	7,938
Broadband customers (mln)	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2
Broadband ARPU (AMD)	4,863	4,690	4,612	4,461	4,369	4,260	4,189	4,174	4,136	n.a.	n.a.	n.a.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	29	38	44	37	31	37	41	33	26	107	148	142
EBITDA	12	20	24	18	14	14	20	13	14	51	74	61
EBITDA margin (%)	42.5%	52.0%	53.8%	48.2%	46.6%	38.5%	49.9%	38.5%	52.8%	47.9%	49.7%	43.5%
Capital expenditures (CAPEX)	4	5	3	5	2	4	1	11	0	20	16	18
CAPEX excluding licenses	4	5	3	5	2	4	1	11	0	20	16	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	9	15	21	13	13	11	19	2	13	31	57	44
OCF margin (%)	30%	40%	48%	34%	41%	29%	47%	5%	53%	29%	39%	31%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	28	37	43	36	31	37	41	33	26	103	144	142
Service revenue	29	37	43	36	31	37	41	33	26	102	145	142
Data Revenue	0.78	0.69	0.86	1.01	1.15	1.04	0.92	0.90	0.82	2.54	3.34	4.01
Customers (mln)	1.2	1.2	1.2	1.3	1.3	1.3	1.3	1.3	1.3	1.1	1.3	1.3
Mobile data customers (mln)	0.5	0.4	0.5	0.5	0.6	0.6	0.6	0.5	0.5	0.4	0.5	0.5
ARPU (USD)	8.2	10.4	11.7	9.6	7.9	9.6	10.7	8.6	6.8	n.a.	n.a.	n.a.
MOU (min)	235	263	277	307	278	283	297	287	263	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	20.4%	19.8%	20.7%	17.4%	18.0%	20.5%	20.5%	18.2%	19.6%	n.a.	n.a.	n.a.

FIXED-LINE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	0.7	0.9	1.0	0.1	0.0	0.2	0.1	0.0	0.0	4.3	2.7	0.3

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	20	22	24	22	19	18	21	21	15	78	88	79
EBITDA	6	7	8	6	5	4	6	5	2	21	27	20
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.3%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	2	12	4	2	3	6	10	40	13	18	21
CAPEX excluding licenses	1	2	12	4	2	3	6	8	4	13	18	18
Operating cash flow (EBITDA-CAPEX excluding licenses)	5	5	(4)	2	3	1	0	(3)	(1)	9	8	1
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	2%	(15%)	(9%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	19	20	23	21	18	17	20	19	13	77	83	74
Service revenue	18	19	22	20	17	17	20	19	13	73	79	73
Data Revenue	0.6	0.6	0.7	0.7	0.6	0.6	0.7	0.6	0.5	2.3	2.6	2.5
Customers (mln)	1.0	1.0	1.1	1.1	1.1	1.1	1.3	1.3	1.3	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.4	0.4	0.4
ARPU (USD)	6.3	6.4	6.4	5.9	5.0	4.9	5.3	4.5	3.2	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	1.1	1.3	1.2	1.0	1.0	0.4	1.2	1.8	1.6	1.6	4.6	4.4
Service revenue	1.1	1.3	1.2	1.2	0.9	0.4	1.2	1.8	1.6	1.5	4.8	4.3

(in GEL millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	33	36	40	38	33	31	37	39	30	129	147	140
EBITDA	9	11	14	11	9	8	10	8	4	35	45	35
EBITDA margin (%)	27.9%	31.0%	33.6%	28.6%	26.2%	25.2%	27.7%	21.4%	14.2%	27.3%	30.4%	25.1%
Capital expenditures (CAPEX)	1	3	19	6	3	5	10	19	83	21	29	37
CAPEX excluding licenses	1	3	19	6	3	5	10	14	7	21	29	32
Operating cash flow (EBITDA-CAPEX excluding licenses)	8	8	(5)	5	6	3	0	(6)	(3)	14	16	3
OCF margin (%)	24%	22%	(13%)	13%	18%	10%	0%	(15%)	(10%)	11%	11%	2%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	31	33	38	36	31	31	35	35	27	127	138	132
Service revenue	30	32	37	33	30	30	35	35	26	121	132	130
Data Revenue	1.0	0.9	1.1	1.1	1.1	1.1	1.3	1.0	1.1	3.9	4.2	4.5
Customers (mln)	0.97	1.01	1.10	1.09	1.11	1.15	1.25	1.25	1.28	1.0	1.1	1.3
Mobile data customers (mln)	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.4	0.5	0.4	0.4	0.4
ARPU (GEL)	10.4	11.0	11.0	10.0	8.7	8.5	9.2	8.2	6.7	n.a.	n.a.	n.a.
MOU (min)	253	251	250	226	214	226	239	230	226	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	19.4%	16.5%	16.7%	21.4%	16.1%	16.4%	15.9%	21.3%	16.7%	n.a.	n.a.	n.a.

FIXED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	1.8	2.2	2.0	2.1	2.0	0.7	2.2	3.3	3.3	2.6	8.1	8.2
Service revenue	1.8	2.2	2.0	2.1	1.6	0.7	2.2	3.3	3.3	2.5	8.1	7.8

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	161	192	178
EBITDA	22	29	27	19	17	23	27	23	21	91	97	90
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.5%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	1	8	6	8	3	6	8	10	3	31	23	27
CAPEX excluding licenses	1	8	6	8	3	6	8	10	3	31	23	27
Operating cash flow (EBITDA-CAPEX excluding licenses)	21	21	21	11	14	17	19	14	18	60	74	64
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	44	51	53	44	38	44	51	45	38	161	192	178
Service revenue	44	51	53	44	38	44	51	45	38	160	192	178
Data Revenue	3.2	3.2	3.6	4.1	4.3	4.3	5.1	4.8	4.6	10.6	14.2	18.5
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.3	1.5	1.6
ARPU (USD)	6.2	7.4	7.0	5.6	4.7	5.6	6.3	5.4	4.6	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	n.a.	n.a.	n.a.

(in KGS millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	7,582	9,316	9,547
EBITDA	1,069	1,380	1,326	927	899	1,234	1,410	1,333	1,253	4,266	4,702	4,876
EBITDA margin (%)	51.1%	56.1%	51.0%	42.8%	45.2%	53.0%	52.9%	52.0%	53.6%	56.3%	50.5%	51.1%
Capital expenditures (CAPEX)	55	403	284	395	159	305	412	562	168	1,461	1,137	1,438
CAPEX excluding licenses	55	403	284	395	159	305	412	562	168	1,461	1,137	1,438
Operating cash flow (EBITDA-CAPEX excluding licenses)	1,014	977	1,042	532	740	929	998	771	1,085	2,805	3,565	3,438
OCF margin (%)	48%	40%	40%	25%	37%	40%	37%	30%	46%	37%	38%	36%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15	FY12	FY13	FY14
Total operating revenue	2,093	2,458	2,599	2,165	1,988	2,330	2,666	2,563	2,340	7,583	9,315	9,547
Service revenue	2,077	2,443	2,583	2,151	1,975	2,322	2,658	2,549	2,318	7,517	9,254	9,504
Data Revenue	153	155	178	200	221	229	266	272	282	499	686	988
Customers (mln)	2.2	2.3	2.5	2.7	2.6	2.6	2.7	2.7	2.7	2.5	2.7	2.7
Mobile data customers (mln)	1.6	1.3	1.4	1.5	1.5	1.5	1.5	1.6	1.6	1.3	1.5	1.6
ARPU, (KGS)	294	355	353	274	248	297	330	310	282	n.a.	n.a.	n.a.
MOU (min)	228	280	310	311	294	294	298	285	261	n.a.	n.a.	n.a.
Churn 3 months active base (quarterly) (%)	24%	15%	14%	17%	19%	16%	15%	16%	15%	n.a.	n.a.	n.a.

Laos

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15		FY12	FY13	FY14
Total operating revenue*	11.9	7.8	7.0	6.7	8.3	8.0	7.0	5.5	5.1		60.8	33.4	28.5
EBITDA*	(0.9)	2.8	2.0	1.7	2.4	3.0	2.0	2.3	2.0	(9.9)		5.6	9.6
EBITDA margin (%)*	n.m.	35.7%	30.5%	25.8%	28.4%	37.7%	28.0%	42.7%	38.5%		n.a.	16.9%	33.6%

MOBILE	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14	1Q15		FY12	FY13	FY14
Customers (mln)	0.3	0.3	0.3	0.3	0.3	0.3	0.3	0.2	0.2		0.3	0.3	0.2
ARPU (USD)	7.0	7.1	6.1	6.1	5.4	5.6	5.7	5.0	5.1		n.a.	n.a.	n.a.

*	Vietnam operations were sold in April 2012, Cambodia operations were sold in April 2013